    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 18, 2000

                                           REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                            ZOLL MEDICAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    MASSACHUSETTS                                          04-2711626
            (STATE OR OTHER JURISDICTION                                (I.R.S. EMPLOYER
          OF INCORPORATION OR ORGANIZATION)                            IDENTIFICATION NO.)

                                32 SECOND AVENUE
                              BURLINGTON, MA 01803
                                 (781) 229-0020
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               RICHARD A. PACKER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            ZOLL MEDICAL CORPORATION
                                32 SECOND AVENUE
                              BURLINGTON, MA 01803
                                 (781) 229-0020
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

               RAYMOND C. ZEMLIN, P.C.                                    JOHN W. WHITE
             GOODWIN, PROCTER & HOAR LLP                             CRAVATH, SWAINE & MOORE
                   EXCHANGE PLACE                                       825 EIGHTH AVENUE
          BOSTON, MASSACHUSETTS 02109-2881                             NEW YORK, NY 10013
                   (617) 570-1000                                        (212) 474-1000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this form is used to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                              PROPOSED MAXIMUM        PROPOSED MAXIMUM
                                        AMOUNT TO BE           OFFERING PRICE            AGGREGATE               AMOUNT OF
TITLE OF SHARES BEING REGISTERED       REGISTERED(1)            PER SHARE(2)           OFFERING PRICE         REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.02 per
  share(3).......................        1,610,000                $37.5625              $60,475,625               $15,966
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Includes 210,000 shares of common stock which the Underwriters have the option to purchase solely to cover over-allotments, if any.

(2) Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average high and low trading prices of the common stock, as reported on the Nasdaq National Market, on January 10, 2000.

(3) This Registration Statement also relates to the rights to purchase shares of Series A Junior Participating Cumulative Preferred Stock of the Registrant which are attached to all shares of Common Stock issued, pursuant to the terms of the Registrant's Shareholder Rights Agreement dated as of June 8, 1998. Until the occurrence of certain prescribed events, the rights are not exercisable, are evidenced by the certificates for the Common Stock and will be transferred with and only with such Common Stock. Because no separate consideration is paid for the rights, the registration fee therefore is included in the fee for the Common Stock.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED JANUARY 18, 2000

PROSPECTUS
                                1,400,000 SHARES

                            ZOLL MEDICAL CORPORATION
                                  COMMON STOCK

                              $         PER SHARE
                               ------------------

     We are selling 1,400,000 shares of our common stock. We have granted the underwriters a 30-day option to purchase up to an additional 210,000 shares to cover over-allotments, if any.

     Our common stock is quoted on the Nasdaq National Market under the symbol "ZOLL". The last reported sale price of our common stock on the Nasdaq National Market on January 13, 2000 was $38.75 per share.

                               ------------------

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                              PER SHARE       TOTAL
                                                              ---------    -----------
Public Offering Price                                          $           $
Underwriting Discount                                          $           $
Proceeds to Zoll (before expenses)                             $           $

     The underwriters expect to deliver the shares to purchasers on or about
            , 2000.

                               ------------------

SALOMON SMITH BARNEY
                     U.S. BANCORP PIPER JAFFRAY
                                         ADAMS, HARKNESS & HILL, INC.

            , 2000

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                            ------------------------
                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................     3
Risk Factors................................................     6
Information Regarding Forward-Looking Statements............    15
Use of Proceeds.............................................    17
Market Price of Common Stock................................    17
Dividend Policy.............................................    17
Capitalization..............................................    18
Dilution....................................................    18
Selected Financial Data.....................................    19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    20
Business....................................................    23
Management..................................................    37
Principal Stockholders......................................    39
Relationships and Related Party Transactions................    40
Underwriting................................................    41
Legal Matters...............................................    43
Experts.....................................................    43
Where You Can Find More Information.........................    43
Supplementary Combined Financial Statements.................   F-1

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the "Risk Factors" section. In addition, we incorporate by reference important business and financial information in this prospectus.

OUR COMPANY

     We design, manufacture and market an integrated line of proprietary, noninvasive cardiac resuscitation devices, our external defibrillators/pacemakers, as well as disposable electrodes and emergency medical system software information management solutions. Our cardiac resuscitation products are designed to improve survival rates from sudden cardiac arrest, the leading cause of death in the United States. Cardiac arrest claims over 250,000 victims each year in the United States alone. For victims of cardiac arrest, time is the most critical element for survival. According to the American Heart Association, more than 95% of cardiac arrest victims die, in many cases because life saving defibrillators arrive on the scene too late, if at all. We believe that the importance of immediate treatment, coupled with an aging population, implies a long-term growth opportunity in this market.

     We estimate the annual worldwide market for external defibrillators was $525 million in 1999. We divide the market for cardiac resuscitation equipment into three principle markets: the hospital, pre-hospital and public access defibrillation market. We currently sell our devices in the hospital and pre-hospital markets and plan to enter the public access markets within the next 12 to 24 months. We believe we are the second largest company in the world in external defibrillator sales. In 1999 our revenues increased 37%, making us the fastest growing worldwide external defibrillator company. We are the only external defibrillator device manufacturer whose customers include all of the top 12 cardiac care hospitals, as ranked by the U.S. News and World Report in July 1999.

     A major element of our business strategy is to capitalize on the success of the M Series, our most recent line of defibrillators. In addition, we will promote the use of our proprietary biphasic waveform in order to increase our market share in both the domestic and international markets for cardiac resuscitation products.

OUR M SERIES DEFIBRILLATORS

     In September 1998, we shipped the first M Series defibrillator equipped with a conventional monophasic waveform. The M Series is a new line of defibrillators for both the hospital and pre-hospital markets. To date, the M Series is our best selling product and represented more than 60% of our capital equipment device sales in fiscal 1999. We believe the clinical superiority of our biphasic waveform combined with the product advantages listed below offer compelling reasons for customers to choose our M Series platform. We believe our M Series offers the following competitive advantages:

     - portability;

     - ease of use with simple controls; and

     - vivid screen display.

     In addition, the M Series is an expandable platform that allows customers to add features to tailor the devices to their specific needs.

OUR PROPRIETARY BIPHASIC WAVEFORM

     We recently began shipping M Series defibrillators equipped with our proprietary biphasic waveform. Our biphasic waveform has demonstrated higher clinical efficacy than conventional monophasic waveforms.

     We have received clearance from the Food and Drug Administration, or the FDA, to label our M Series biphasic defibrillator as clinically superior to the monophasic waveform for particular uses, making us the only company to receive a claim of superiority on its biphasic waveform. We therefore believe that our proprietary biphasic waveform is superior to the biphasic waveform utilized by any of our competitors. We believe the clinical superiority of our biphasic waveform combined with product advantages offer compelling reasons for customers to choose our products.

OUR MARKET OPPORTUNITIES

     While we plan to increase our share in both the domestic and international markets primarily by promoting our M Series and biphasic waveform, we also seek future growth opportunities. We intend to enter the public access defibrillation market with a low-cost automated external defibrillator, or AED. This AED will bring cardiac resuscitation capabilities to the large and relatively unpenetrated public access defibrillation market. In addition, we plan to integrate the pieces of our information management solution into a single system to capitalize on the significant growth opportunities that we believe exist in the emergency medical systems data management market.

     We were incorporated in Massachusetts in 1980. Our executive offices are located at 32 Second Avenue in Burlington, Massachusetts 01803, and our telephone number is (781) 229-0020.

THE OFFERING

Common stock offered....................     1,400,000 shares

Common stock to be outstanding after the
offering................................     8,243,809 shares

Use of proceeds.........................     To fund business development, such
                                             as research and development and
                                             sales and marketing, to fund future
                                             acquisitions, particularly in
                                             current and related lines of
                                             business, to provide working
                                             capital and for general corporate
                                             purposes.

     Unless we specifically state otherwise, the information in this prospectus does not take into account the issuance of up to 210,000 shares of common stock which the underwriters have the option to purchase solely to cover over-allotments. If the underwriters exercise their over-allotment option in full, 8,453,809 shares of common stock will be outstanding after the offering.

     The number of shares of common stock to be outstanding immediately after the offering is based upon shares outstanding as of January 1, 2000 and does not take into account 1,063,918 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $13.84 per share and 115,075 shares reserved under our existing stock option plans.

                             SUMMARY FINANCIAL DATA

                                                                 FISCAL YEARS ENDED
                                              --------------------------------------------------------
                                              SEPT. 30,   SEPT. 28,   SEPT. 27,   SEPT. 26,   OCT. 2,
                                                1995        1996       1997(1)      1998        1999
                                              ---------   ---------   ---------   ---------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales...................................  $ 45,884    $ 55,700    $ 57,833    $ 57,520    $ 78,682
Cost of goods sold..........................    20,421      24,545      25,372      24,268      32,486
                                              --------    --------    --------    --------    --------
Gross profit................................    25,463      31,155      32,461      33,252      46,196
Expenses:
  Selling and marketing.....................    15,575      16,773      18,484      20,152      24,364
  General and administrative................     4,313       4,809       6,749       6,239       7,422
  Research and development..................     4,360       4,464       6,430       6,583       6,916
                                              --------    --------    --------    --------    --------
     Total expenses.........................    24,248      26,046      31,663      32,974      38,702
                                              --------    --------    --------    --------    --------
Income from operations......................     1,215       5,109         798         278       7,494
Net investment income (expense).............       243         278         355         413         (45)
                                              --------    --------    --------    --------    --------
Income before income taxes..................     1,458       5,387       1,153         691       7,449
Provision for income taxes..................       496       1,758         266          18       2,010
                                              --------    --------    --------    --------    --------
Net income..................................  $    962    $  3,629    $    887    $    673    $  5,439
                                              ========    ========    ========    ========    ========
Basic earnings per share....................  $   0.15    $   0.55    $   0.13    $   0.10    $   0.82
                                              ========    ========    ========    ========    ========
Weighted average common shares
  outstanding...............................     6,519       6,562       6,602       6,602       6,656
Diluted earnings per share..................  $   0.15    $   0.55    $   0.13    $   0.10    $   0.79
                                              ========    ========    ========    ========    ========
Weighted average common and equivalent
  shares outstanding........................     6,613       6,635       6,650       6,647       6,893

Pro forma information(2):
Historical income before income taxes.......................  $ 7,449
  Pro forma incremental operating costs.....................      272
                                                              -------
  Pro forma income before income taxes......................    7,177
  Pro forma provision for income taxes......................    2,402
                                                              -------
  Pro forma net income......................................  $ 4,775
                                                              =======
  Pro forma diluted earnings per share......................  $  0.69
                                                              =======

                                                                   OCTOBER 2, 1999
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(3)
                                                              --------   --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................  $ 26,728     $  77,159
Total assets................................................    59,687       110,118
Total long-term debt, excluding current portion.............     2,069         2,069
Total stockholders' equity..................................    41,222        91,653

---------------
(1) For the year ended September 27, 1997, excluding one-time charges totaling $2,300, net income would have been $2,405 and basic and diluted earnings per share would have been $0.36.

(2) Pro forma information reflects the effect of (i) incremental operating costs expected to be incurred by the Company as a result of the Pinpoint merger and (ii) the provision for corporate income taxes on the previously untaxed Subchapter S corporation earnings of Pinpoint. See Note B to the supplemental combined financial statements included elsewhere in this prospectus.

(3) The As Adjusted information gives effect to this offering and assumes no exercise of the underwriters' over-allotment option.

                                  RISK FACTORS

     An investment in our common stock involves significant risks. You should carefully consider the following risks before you decide to buy our common stock.

IF WE FAIL TO COMPETE SUCCESSFULLY IN THE FUTURE AGAINST EXISTING OR POTENTIAL COMPETITORS, OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED

     Our principal global competitors with respect to our entire cardiac resuscitation equipment product line are Physio-Control Corporation and Agilent Technologies, Inc. Physio-Control is a subsidiary of Medtronic, Inc., a leading medical technology company, and Agilent, which now includes Heartstream, Inc., was formerly part of Hewlett-Packard Company. Physio-Control has been the market leader in the defibrillator industry for over twenty years and has a broader line of product offerings and accessories than we do. As a result of Physio-Control's dominant position in this industry, many potential customers have relationships with Physio-Control that could make it difficult for us to continue to penetrate our product markets. In addition, Physio-Control, its parent and Agilent and other competitors each have significantly greater resources than we do. Accordingly, Physio-Control, Agilent and other competitors could substantially increase the resources they devote to the development and marketing of products that are competitive with ours. Moreover, these and other competitors may develop and successfully commercialize medical devices that directly or indirectly accomplish what our products are designed to accomplish in a superior and/or less expensive manner. For example, we expect our competitors to develop and sell devices in the future that will compete directly with our M Series product line and our biphasic waveform technology. As a consequence, such competing medical devices may render our products obsolete.

     In addition to external defibrillation and external pacing with cardiac resuscitation equipment, it is possible that other alternative therapeutic approaches to the treatment of sudden cardiac arrest may be developed. These alternative therapies or approaches, including pharmaceutical or other alternatives, could prove to be superior to our products.

     Moreover, there is significant competition in the business of developing and marketing software for data collection, billing and management in the emergency medical services market. Our principal competitors in this business include PAD Systems, Healthware Technologies, Inc., Tritech Software Systems, Inc., Sweet Computer Services, Inc., RAM Software Systems, Inc., Intergraph Corporation and AmbPac, Inc., some of which have greater financial, technical, research and development and marketing resources than we do. In addition, because the barriers to entry in this business are relatively low, additional competitors may easily enter this market in the future. It is possible that systems developed by competitors could be superior to our data management system. Consequently, our ability to sell our data management systems could be materially impacted and our financial results could be materially and adversely affected.

OUR OPERATING RESULTS ARE LIKELY TO FLUCTUATE WHICH COULD CAUSE OUR STOCK PRICE TO BE VOLATILE AND THE ANTICIPATION OF A VOLATILE STOCK PRICE CAN CAUSE GREATER VOLATILITY

     Our quarterly and annual operating results have fluctuated and may continue to fluctuate. Various factors have and may continue to affect our operating results, including:

     - high demand for our products which can disrupt our normal factory utilization and cause shipments to occur in uneven patterns;

     - variations in product orders;

     - timing of new product introductions;

     - changes in distribution channels;

     - actions taken by our competitors such as the introduction of new products or the offering of sales incentives;

     - the ability of our sales force to effectively market our products;

     - supply interruptions from our single source vendors;

     - regulatory actions, including actions taken by the U.S. Food and Drug Administration; and

     - delays in obtaining domestic or foreign regulatory approvals.

     Based on these factors, period to period comparisons should not be relied upon as indications of future performance. In addition, in anticipation of less successful quarterly results, parties may take short positions in our stock. The actions of parties shorting our stock might cause even more volatility in our stock price. The volatility of our stock may cause the value of a stockholder's investment to decline rapidly.

WE MAY BE REQUIRED TO IMPLEMENT A COSTLY PRODUCT RECALL

     In the event that any of our products proves to be defective, we can voluntarily recall, or the U.S. Food and Drug Administration, the FDA, could require us to redesign or implement a recall of, any of our products. We and our competitors have voluntarily recalled products in the past, and based on this experience, we believe that future recalls could result in significant costs to us and significant adverse publicity which could harm our ability to market our products in the future. Though it is not possible to quantify the economic impact of a recall, it could have a material adverse effect on our business, financial condition and results of operations.

WE CAN BE SUED FOR PRODUCING DEFECTIVE PRODUCTS AND WE MAY BE REQUIRED TO PAY SIGNIFICANT AMOUNTS TO THOSE HARMED IF WE ARE FOUND LIABLE, AND OUR BUSINESS COULD SUFFER FROM ADVERSE PUBLICITY

     The manufacture and sale of medical products such as ours entail significant risk of product liability claims. Our quality control standards comply with FDA requirements and we believe that the amount of product liability insurance we maintain is adequate based on past product liability claims in our industry. We cannot assure you, however, that the amount of such insurance will be sufficient to satisfy claims made against us in the future or that we will be able to maintain insurance in the future at satisfactory rates or in adequate amounts. Product liability claims could result in significant costs or litigation. In addition, a successful claim brought against us in excess of our available insurance coverage or any claim that results in significant adverse publicity against us could have a material adverse effect on our business, financial condition and results of operations.

OUR DEPENDENCE ON SOLE AND SINGLE SOURCE SUPPLIERS EXPOSES US TO SUPPLY INTERRUPTIONS THAT COULD RESULT IN PRODUCT DELIVERY DELAYS AND SUBSTANTIAL COSTS TO REDESIGN OUR PRODUCTS

     Although we use many standard parts and components for our products, some key components are purchased from sole or single source vendors for which alternative sources are not currently readily available. For example, we currently purchase proprietary components, including capacitors, screens, gate arrays and integrated circuits, for which there are no direct substitutes. Our inability to obtain sufficient quantities of these components may result in future delays or reductions in product shipments which could cause a fluctuation in our results of operations.

     These components could be replaced with alternatives from other suppliers, which could involve a redesign of our products. Such redesign could involve considerable time and expense. For example, in 1999, one of our vendors was unable to provide sufficient quantities of screens that were used in our M Series products. To keep up with the demand for our products, we sought alternative screens from another supplier and redesigned our product accordingly. Redesigning our products resulted in additional costs and delays in the shipment of some of our products. Although we believe we have solved this supply problem, we cannot assure you that we will not have similar supply problems in the future.

OUR RELIANCE ON INDEPENDENT MANUFACTURERS CREATES SEVERAL RISKS THAT COULD RESULT IN PRODUCT DELIVERY DELAYS, INCREASED COSTS AND OTHER ADVERSE EFFECTS ON OUR BUSINESS

     We currently engage a small number of independent manufacturers to manufacture several components for our products, including circuit boards, molded plastic components, cables and high voltage assemblies. Our reliance on these independent manufacturers involves a number of risks, including the potential for inadequate capacity, unavailability of, or interruptions in access to, process technologies, and reduced control over delivery schedules, manufacturing yields and costs.

     If our manufacturers are unable or unwilling to continue manufacturing our components in required volumes, we will have to transfer manufacturing to acceptable alternative manufacturers whom we have identified, which could result in significant interruptions of supply. Moreover, the manufacture of these components is complex, and our reliance on the suppliers of these components exposes us to potential production difficulties and quality variations, which could negatively impact the cost and timely delivery of our products. Accordingly, any significant interruption in the supply, or degradation in the quality, of any component would have a material adverse effect on our business, financial condition and results of operations.

FAILURE TO PRODUCE NEW PRODUCTS OR OBTAIN MARKET ACCEPTANCE FOR OUR NEW PRODUCTS IN A TIMELY MANNER COULD HARM OUR BUSINESS

     Because substantially all of our revenue comes from the sale of cardiac resuscitation devices and related products, our financial performance will depend upon market acceptance of, and our ability to deliver and support, new products such as upgrades to the M Series defibrillator, a product for the public access market and an integrated product for the EMS data management market. We cannot assure you that we will be able to produce viable products in the time frames we currently estimate. Factors which could cause delay in these schedules or even cancellation of our projects to produce and market these new products include research and development delays, the actions of our competitors producing competing products and the actions of other parties who may provide alternative therapies or solutions which could reduce or eliminate the markets for pending products.

     The degree of market acceptance of any of our products will depend on a number of factors, including:

     - our ability to develop and introduce new products in the time frames we currently estimate;

     - our ability to successfully implement new product technologies;

     - the market's readiness to accept new products such as our M Series and data management products;

     - the standardization of an automated platform for data management systems;

     - having adequate financial and technical resources for future product development and promotion;

     - the efficacy of our products; and

     - the prices of our products compared to the prices of our competitors' products.

     If our new products do not achieve market acceptance, our financial performance will be adversely affected.

WE MAY NOT BE ABLE TO OBTAIN APPROPRIATE REGULATORY APPROVALS FOR OUR NEW
PRODUCTS

     The manufacture and sale of our products are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign agencies. The FDA administers the Federal Food, Drug and Cosmetic Act, as amended, and the rules and regulations promulgated thereunder. Some of our products have been classified by the FDA as Class II devices and others, such as our automated external defibrillators, have been classified as Class III devices. All of these devices must secure either a 510(k) pre-market notification clearance or an approved pre-market approval application before they can be introduced into the United States market. The process of obtaining 510(k) clearance typically takes several months and may involve the submission of limited clinical data supporting assertions that the product is substantially equivalent to another medical device on the market prior to 1976. The pre-market approval process typically requires substantially more time than does 510(k) clearance and requires the submission of significant quantities of clinical data and supporting information. Delays in obtaining either 510(k), or if necessary, pre-market approval clearance could have an adverse effect on the introduction of future products. Moreover, approvals, if granted, may limit the uses for which a product may be marketed, which could reduce or eliminate the commercial benefit of manufacturing any such product.

     We are also subject to regulation in each of the foreign countries in which we sell products. Many of the regulations applicable to our products in such countries are similar to those of the FDA. However, the national health or social security organizations of certain countries require our products to be qualified before they can be marketed in those countries. We cannot assure you that such clearances will be obtained.

IF WE FAIL TO COMPLY WITH APPLICABLE REGULATORY LAWS AND REGULATIONS, THE FDA COULD EXERCISE ANY OF ITS REGULATORY POWERS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS

     Every company that manufactures or assembles medical devices is required to register with the FDA and to adhere to certain good manufacturing practices which regulate the manufacture of medical devices and prescribe record keeping procedures and provide for the routine inspection of facilities for compliance with such regulations. The FDA also has broad regulatory powers in the areas of clinical testing, marketing and advertising of medical devices. To ensure that manufacturers adhere to good manufacturing practices, medical device manufacturers are routinely subject to periodic inspections by the FDA. If the FDA believes that a company may not be operating in compliance with applicable laws and regulations, it could take any of the following actions:

     - place the company under observation and reinspect the facilities;

     - issue a warning letter apprising of violative conduct;

     - detain or seize products;

     - mandate a recall;

     - enjoin future violations; and

     - assess civil and criminal penalties against the company, its officers or its employees.

     We, like most of our U.S. competitors, have received warning letters from the FDA in the past, and may receive warning letters in the future. We have always complied with the warning letters we have received. However, our failure to comply with FDA regulations could result in sanctions being imposed on us, including restrictions on the marketing or recall of our products. These sanctions could have a material adverse effect on our business.

WE ARE DEPENDENT ON LICENSED AND PURCHASED TECHNOLOGY FOR UPGRADEABLE FEATURES IN OUR PRODUCTS, AND WE MAY NOT BE ABLE TO RENEW THESE LICENSES OR PURCHASE AGREEMENTS IN THE FUTURE

     We license and purchase technology from third parties for upgradeable features in our products, including 12 SL analysis program and pulse oximetry technologies. We anticipate that we will need to license and purchase additional technology to remain competitive. We may not be able to renew our existing licenses and purchase agreements or to license and purchase other technologies on commercially reasonable terms or at all. If we are unable to renew our existing licenses and purchase agreements or we are unable to license or purchase new technologies, we may not be able to offer competitive products.

FUTURE CHANGES IN APPLICABLE LAWS AND REGULATIONS COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS

     Although we are not aware of any pending changes in applicable laws and regulations, we cannot assure you that federal, state or foreign governments will not change existing laws or regulations or adopt new laws or regulations that regulate our industry. Changes in or adoption of new laws or regulations could result in the following consequences that would have an adverse effect on our business:

     - regulatory clearance previously received for our products could be revoked;

     - costs of compliance could increase; or

     - we may be unable to comply with such laws and regulations so that we would be unable to sell our products.

CHANGES IN THE HEALTH CARE INDUSTRY MAY REQUIRE US TO DECREASE THE SELLING PRICE FOR OUR PRODUCTS OR COULD RESULT IN A REDUCTION IN THE SIZE OF THE MARKET FOR OUR PRODUCTS, EACH OF WHICH COULD HAVE A NEGATIVE IMPACT ON OUR FINANCIAL PERFORMANCE

     Trends toward managed care, health care cost containment, and other changes in government and private sector initiatives in the United States and other countries in which we do business are placing increased emphasis on the delivery of more cost-effective medical therapies which could adversely affect the sale and/or the prices of our products. For example:

     - major third-party payors of hospital services, including Medicare, Medicaid and private health care insurers, have substantially revised their payment methodologies during the last few years which has resulted in stricter standards for reimbursement of hospital charges for certain medical procedures;

     - Medicare, Medicaid and private health care insurer cutbacks could create downward price pressure in the cardiac resuscitation pre-hospital market;

     - proposals were adopted recently that will change the reimbursement procedures for the capital expenditure portion of the cost of providing care to Medicare patients;

     - numerous legislative proposals have been considered that would result in major reforms in the U.S. health care system that could have an adverse effect on our business;

     - there has been a consolidation among health care facilities and purchasers of medical devices in the United States who prefer to limit the number of suppliers from whom they purchase medical products, and these entities may decide to stop purchasing our products or demand discounts on our prices;

     - there is economic pressure to contain health care costs in international markets;

     - there are proposed and existing laws and regulations in domestic and international markets regulating pricing and profitability of companies in the health care industry; and

     - there have been recent initiatives by third party payors to challenge the prices charged for medical products which could affect our ability to sell products on a competitive basis.

     Both the pressure to reduce prices for our products in response to these trends and the decrease in the size of the market as a result of these trends could adversely affect our levels of revenues and profitability of sales, which could have a material adverse effect on our business.

UNCERTAIN CUSTOMER DECISION PROCESSES MAY RESULT IN LONG SALES CYCLES WHICH COULD RESULT IN UNPREDICTABLE FLUCTUATIONS IN REVENUES AND DELAY THE REPLACEMENT OF CARDIAC RESUSCITATION DEVICES

     Many of the customers in the pre-hospital market consist of municipal fire and emergency medical systems departments. As a result, there are numerous decision-makers and governmental procedures in the decision process. In addition, decisions at hospitals concerning the purchase of new medical devices are sometimes made on a department-by-department basis. Accordingly, we believe the purchasing decisions of many of our customers may be characterized by long decision processes, which have resulted in and may continue to result in long sales cycles for our products. For example, the sales cycles for cardiac resuscitation products typically have been between six to nine months, although some sales efforts have taken as long as two years.

OUR INTERNATIONAL SALES EXPOSE OUR BUSINESS TO A VARIETY OF RISKS THAT COULD RESULT IN SIGNIFICANT FLUCTUATIONS IN OUR RESULTS OF OPERATIONS

     Approximately 20% of our sales in fiscal 1999 were made to foreign purchasers, particularly in countries located in Europe and Asia, and we plan to increase the sale of our products to foreign purchasers in the future. As a result, a significant portion of our sales is and will continue to be subject to the risks of international business, including:

     - fluctuations in foreign currencies;

     - trade disputes;

     - changes in regulatory requirements, tariffs and other barriers;

     - the possibility of quotas, duties, taxes or other changes or restrictions upon the importation or exportation of the products being implemented by the United States or these foreign countries;

     - timing and availability of import/export licenses;

     - political and economic instability;

     - difficulties in accounts receivable collections;

     - difficulties in managing laws;

     - increased tax exposure if our revenues in foreign countries are subject to taxation by more than one jurisdiction;

     - accepting customer purchase orders governed by foreign laws which may differ significantly from U.S. laws and limit our ability to enforce our rights under such agreements and to collect damages, if awarded; and

     - the general economies of these countries in which we transact business.

     As international sales become a larger portion of our total sales, these risks could create significant fluctuations in our results of operations. In addition, these risks could affect our ability to resell trade-in products to domestic distributors, who in turn often resell the trade-in products in international markets. Our inability to sell trade-in products might require us to offer lower trade-in values, which might impact our ability to sell new products to customers desiring to trade in older models and then purchase newer products.

FLUCTUATIONS IN CURRENCY EXCHANGE RATES MAY ADVERSELY AFFECT OUR INTERNATIONAL SALES

     Our revenue from international operations can be denominated in or significantly influenced by the currency and general economic climate of the country in which we make sales. A decrease in the value of such foreign currencies relative to the U.S. dollar could result in downward price pressure for our products or losses from currency exchange rate fluctuations. As we continue to expand our international operations, downward price pressure and exposure to gains and losses on foreign currency transactions may increase. We may choose to limit such exposure by entering into forward-foreign exchange contracts or engaging in similar hedging strategies. We cannot assure you that any currency exchange strategy would be successful in avoiding losses due to exchange rate fluctuations, or that the failure to manage currency risks effectively would not have a material adverse effect on our business, financial condition, cash flows, and results of operations.

WE MAY FAIL TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS OR SECURE RIGHTS TO THIRD PARTY PATENTS, AND OUR COMPETITORS CAN USE SOME OF OUR PREVIOUSLY PROPRIETARY TECHNOLOGY

     Our success will depend in part on our ability to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets and to operate without infringing the proprietary rights of third parties. To date, we have been issued 21 U.S. patents for our various inventions and technologies. Additional patent applications have been filed with the U.S. Patent and Trademark Office and are currently pending. The patents that have been granted to us are for a definitive period of time and will expire. We have filed certain corresponding foreign patent applications and intend to file additional foreign and U.S. patent applications as appropriate. We cannot assure you as to:

     - the degree and range of protection any patents will afford against competitors with similar products;

     - if and when patents will be issued;

     - whether or not others will obtain patents claiming aspects similar to those covered by our patent applications;

     - whether or not competitors will use information contained in our expired patents, such as our U.S. pacing system patent which will expire in 2000;

     - whether or not others will design around our patents or obtain access to our know-how; or

     - the extent to which we will be successful in avoiding any patents granted to others.

     For example, we have patents and pending patent applications for our proprietary biphasic technology. Our competitors could develop biphasic technology that has comparable or superior clinical efficacy to our biphasic technology if our patents do not adequately protect our technology, our competitors are able to obtain patents claiming aspects similar to our biphasic technology or our competitors can design around our patents.

     If certain patents issued to others are upheld or if certain patent applications filed by others issue and are upheld, we may be:

     - required to obtain licenses or redesign our products or processes to avoid infringement;

     - prevented from practicing the subject matter claimed in those patents; or

     - required to pay damages.

     Litigation or administrative proceedings, including interference proceedings before the U.S. Patent and Trademark Office, related to intellectual property rights could be brought against us or be initiated by us. Any judgment adverse to us in any litigation or other proceeding arising in connection with a patent or patent application could materially and adversely affect our business, financial condition and results of operations. In addition, the costs of any such proceeding may be substantial whether or not we are successful.

     Our success is also dependent upon the skills, knowledge and experience, none of which is patentable, of our scientific and technical personnel. To help protect our rights, we require all employees, consultants and advisors to enter into confidentiality agreements which prohibit the disclosure of confidential information to anyone outside of our company and require disclosure and assignment to us of their ideas, developments, discoveries and inventions. We cannot assure you, however, that these agreements will provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of the lawful development by others of such information.

RELIANCE ON OVERSEAS VENDORS FOR SOME OF THE COMPONENTS FOR OUR PRODUCTS EXPOSES US TO INTERNATIONAL BUSINESS RISKS WHICH COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS

     Some of the components we use in our products are acquired from foreign manufacturers worldwide, particularly countries located in Europe and Asia. As a result, a significant portion of our purchases of components is subject to the risks of international business. The failure to obtain these components as a result of any of these risks can result in significant delivery delays of our products which could have an adverse effect on our business.

WE RELY HEAVILY ON SEVERAL EMPLOYEES WHO MAY LEAVE, AND TIGHT LABOR MARKETS MAY MAKE IT DIFFICULT TO RECRUIT EMPLOYEES

     Our future operating results will depend in part upon the contributions of the persons who will serve in senior management positions and the continued contributions of key technical personnel, some of whom would be difficult to replace. In addition, our future success will depend in part upon our ability to attract and retain highly qualified personnel, particularly product design engineers. Increasingly tight labor markets could make it more difficult and/or expensive to recruit and retain employees in a cost effective manner. There can be no assurance that such key personal will remain in our employ or that we will be successful in hiring qualified personnel. Any loss of key personnel or the inability to hire or retain qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

WE MAY USE A PORTION OF THE PROCEEDS OF THIS OFFERING TO ACQUIRE OTHER BUSINESSES, AND WE MAY HAVE DIFFICULTY INTEGRATING THESE BUSINESSES OR GENERATING AN ACCEPTABLE RETURN FROM ACQUISITIONS

     We may attempt to acquire or make strategic investments in businesses and other assets. Such acquisitions will involve risks, including:

     - the inability to achieve the strategic and operating goals of the acquisition;

     - the inability to raise the required capital to fund the acquisition;

     - difficulty in assimilating the acquired operations and personnel;

     - disruption of our ongoing business; and

     - inability to successfully incorporate acquired technology into our existing product lines and maintain uniform standards, controls, procedures, and policies.

     We may not successfully overcome problems encountered in connection with potential acquisitions. In addition, an acquisition could materially impair our operating results by causing us to incur debt or requiring us to amortize acquisition expenses and acquired assets.

PROVISIONS IN OUR CHARTER DOCUMENTS, OUR SHAREHOLDER RIGHTS AGREEMENT AND STATE LAW MAY MAKE IT HARDER FOR OTHERS TO OBTAIN CONTROL OF ZOLL EVEN THOUGH SOME STOCKHOLDERS MIGHT CONSIDER SUCH A DEVELOPMENT TO BE FAVORABLE

     Our board of directors has the authority to issue up to 1,000,000 shares of undesignated preferred stock and to determine the rights, preferences, privileges and restrictions of such shares without further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for third parties to acquire a majority of our outstanding voting stock.

     In addition, our restated articles of organization provide for staggered terms for the members of the board of directors which could delay or impede the removal of incumbent directors and could make a merger, tender offer or proxy contest involving the Company more difficult. Our articles, restated by-laws and applicable Massachusetts law also impose various procedural and other requirements that could delay or make a merger, tender offer or proxy contest involving us more difficult.

     In addition, we have implemented a so-called poison pill by adopting our shareholders rights agreement. This poison pill significantly increases the costs that would be incurred by an unwanted third party acquiror if such party owns or announces its intent to commence a tender offer for more than 15% of our outstanding common stock. The existence of this poison pill could delay, deter or prevent a takeover of Zoll.

     All of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock which could preclude our shareholders from recognizing a premium over the prevailing market price of our stock.

WE HAVE ONLY ONE MANUFACTURING FACILITY FOR EACH OF OUR MAJOR PRODUCTS AND ANY DAMAGE OR INCAPACITATION OF EITHER OF THE FACILITIES COULD IMPEDE OUR ABILITY TO PRODUCE THESE PRODUCTS

     We have only one manufacturing facility which produces defibrillators and one separate manufacturing facility which produces electrodes. Damage to either facility could render us unable to manufacture the relevant product or to reduce the output of products at the damaged facility. This could materially and adversely impact our business, financial condition and results of operations.

OUR CURRENT AND FUTURE INVESTMENTS MAY LOSE VALUE IN THE FUTURE

     We have made a $2.0 million investment in LifeCor, Inc., a development stage company, and may in the future invest in the securities of other companies and participate in joint venture agreements. This investment and future investments are subject to the risks that the entities in which we invest will become bankrupt or lose money. Investing in securities involves risks and no assurance can be made as to the profitability of any investment. Our inability to identify profitable investments could adversely affect our financial condition and results of operations. Unless we hold a majority position in an investment or joint venture, we will not be able to control all of the activities of the companies in which we invest or the joint ventures in which we are participating. Because of this, such entities may take actions against our wishes and not in furtherance of, and even opposed to, our business plans and objectives. These investments are also subject to the risk of impasse if no one party exercises ultimate control over the business decisions.

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE PER SHARE

     Investors will incur immediate and substantial dilution in the net tangible book value per share of the common stock you purchase in this offering. To the extent outstanding options to purchase common stock are exercised, there will be further dilution.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. The forward-looking statements are principally contained in the sections "Prospectus Summary," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to statements regarding:

     - market acceptance of new products;

     - competition in the industry;

     - ability to satisfy demand for our products;

     - the impact of pending or future litigation;

     - the impact of future product recalls;

     - changes in, or the failure or inability to comply with, governmental regulation;

     - the integration of the personnel, products and operations of Pinpoint Technologies, Inc., which we recently acquired;

     - exchange rate fluctuations;

     - the availability of debt and equity financing;

     - development of new competitive technologies;

     - availability of key components for our products;

     - availability of qualified personnel;

     - international, national, regional and local economic and political changes;

     - the value of our investments;

     - our production scheduling and related capacity levels;

     - general economic conditions; and

     - trends affecting the medical device industry, our financial condition or results of operations.

     In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Some of the factors that might cause future results to differ include, but are not limited to, the following:

     - competition may lead to worse than expected financial condition or results of operations;

     - unpredictable demand for new products;

     - pending or future litigation may negatively impact our financial condition or results of operations;

     - future recalls may negatively impact our financial condition or results of operations;

     - government regulation may negatively impact our financial condition or results of operations;

     - costs associated with integrating acquisitions may be larger than we anticipate;

     - exchange rate fluctuations may affect profitability of overseas sales;

     - manufacturing disruptions could negatively impact our financial condition or results of operations;

     - qualified personnel may not be available which could negatively impact our ability to grow our business;

     - the value of our investments may decline which could negatively impact our financial condition or results of operations; and

     - the production of commercially feasible products may take longer and cost more than expected.

     You should read this prospectus and the documents that we incorporate by reference in this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

                                USE OF PROCEEDS

     We estimate that the net proceeds we will receive from the sale of 1,400,000 shares of common stock will be approximately $50.4 million, or approximately $58.1 million if the underwriters fully exercise their over-allotment option, assuming an offering price of $38.75 per share and after deducting the estimated underwriting discounts and offering expenses. We expect to use the net proceeds of this offering as follows:

     - to fund business development, such as research and development and sales and marketing;

     - to fund future acquisitions, particularly in current and related lines of business;

     - to provide working capital; and

     - for general corporate purposes.

      We have not determined the amount of net proceeds to be used for each of the specific purposes listed. Accordingly, we will have broad discretion to use the proceeds as we see fit.

                          MARKET PRICE OF COMMON STOCK

     Our common stock is traded publicly on the Nasdaq National Market under the symbol "ZOLL". We completed the initial public offering of our common stock on July 16, 1992. The following table shows the range of high and low sale prices per share of our common stock as reported by the Nasdaq National Market for the periods indicated.

                                                              COMMON STOCK PRICE(1)
                                                              ----------------------
                                                               HIGH            LOW
                                                              -------        -------
Fiscal year ended September 26, 1998
First Quarter...............................................  $ 7.25         $ 5.16
  Second Quarter............................................    7.44           4.88
  Third Quarter.............................................    8.00           5.50
  Fourth Quarter............................................   10.00           7.13
Fiscal year ended October 2, 1999
  First Quarter.............................................   11.44           7.06
  Second Quarter............................................   12.75           8.50
  Third Quarter.............................................   12.88           9.00
  Fourth Quarter............................................   31.81          11.88
Fiscal year ended September 30, 2000
  First Quarter.............................................   41.38          22.63
  Second Quarter (through January 13, 2000).................   40.13          36.13

---------------
(1) The prices reflect the high and low closing prices as reported by the Nasdaq National Market.

     On January 13, 2000, the last sale price of our common stock reported by the Nasdaq National Market was $38.75 per share. As of January 13, 2000, there were 120 holders of record of our common stock.

                                DIVIDEND POLICY

     We have not declared or paid cash dividends on our common stock in the past and do not intend to pay dividends on our common stock in the foreseeable future.

                                 CAPITALIZATION

     The following table shows our capitalization as of October 2, 1999 on an actual basis and as adjusted to reflect the sale of 1,400,000 shares of common stock in this offering, assuming an offering price of $38.75 per share and after deducting the estimated underwriting discounts and offering expenses. This table should be read in conjunction with the financial statements and related notes incorporated in this prospectus by reference and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                                                                 OCTOBER 2, 1999
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
Long-term debt..............................................  $ 2,069      $ 2,069
                                                              -------      -------
Stockholders' equity:
  Preferred stock, $0.01 par value; 1,000,000 shares
     authorized; none issued
     and outstanding........................................       --           --
  Common stock, $0.02 par value; 19,000,000 shares
     authorized; 6,771,929 issued and outstanding, and
     8,171,929 shares issued and outstanding as adjusted for
     this offering..........................................      136          164
  Additional paid-in capital................................   22,439       72,842
  Retained earnings.........................................   18,647       18,647
                                                              -------      -------
     Total stockholders' equity.............................   41,222       91,653
                                                              -------      -------
          Total capitalization..............................  $43,291      $93,722
                                                              =======      =======

     The above data excludes 866,499 shares of common stock issuable upon exercise of options outstanding as of October 2, 1999 at a weighted average exercise price of $7.98 per share and 12,650 shares of common stock issuable upon exercise of certain stock purchase rights at a nominal price.

                                    DILUTION

     Our net tangible book value as of October 2, 1999 was approximately $40.7 million, or $6.02 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the total number of shares of common stock outstanding. After giving effect to the sale by us of 1,400,000 shares of common stock offered by this prospectus at an assumed offering price of $38.75 per share and after deducting estimated underwriting discounts and offering expenses, our net tangible book value at October 2, 1999 would have been approximately $91.2 million, or $11.16 per share. This represents an immediate increase in net tangible book value of $5.14 per share to existing stockholders and an immediate dilution of $27.59 per share to new investors in this offering, as illustrated by the following table:

Public offering price per share.............................           $38.75
       Net tangible book value per share before the
        offering............................................  $6.02
       Increase per share attributable to new investors.....   5.14
                                                              -----

     Net tangible book value per share after offering.......            11.16
                                                                       ------
     Net tangible book value dilution per share to new
      investors.............................................           $27.59
                                                                       ======

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The selected financial data below as of and for each of the five most recent fiscal years have been derived from our audited supplemental combined financial statements. These financial statements are supplemental to, rather than in place of the historical financial statements. The supplemental combined financial statements will become the historical financial statements upon issuance of our interim financial statements for the quarter ended January 1, 2000.

                                                               FISCAL YEARS ENDED
                                            ---------------------------------------------------------
                                            SEPT. 30,   SEPT. 28,   SEPT. 27,   SEPT. 26,    OCT. 2,
                                              1995        1996       1997(1)      1998         1999
                                            ---------   ---------   ---------   ---------    --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.................................  $ 45,884    $ 55,700    $ 57,833    $ 57,520     $ 78,682
Cost of goods sold........................    20,421      24,545      25,372      24,268       32,486
                                            --------    --------    --------    --------     --------
Gross profit..............................    25,463      31,155      32,461      33,252       46,196
Expenses:
  Selling and marketing...................    15,575      16,773      18,484      20,152       24,364
  General and administrative..............     4,313       4,809       6,749       6,239        7,422
  Research and development................     4,360       4,464       6,430       6,583        6,916
                                            --------    --------    --------    --------     --------
     Total expenses.......................    24,248      26,046      31,663      32,974       38,702
                                            --------    --------    --------    --------     --------
Income from operations....................     1,215       5,109         798         278        7,494
Net investment income (expense)...........       243         278         355         413          (45)
                                            --------    --------    --------    --------     --------
Income before income taxes................     1,458       5,387       1,153         691        7,449
Provision for income taxes................       496       1,758         266          18        2,010
                                            --------    --------    --------    --------     --------
Net income................................  $    962    $  3,629    $    887    $    673     $  5,439
                                            --------    --------    --------    --------     --------
Basic earnings per share..................  $   0.15    $   0.55    $   0.13    $   0.10     $   0.82
                                            ========    ========    ========    ========     ========
Weighted average common shares
  outstanding.............................     6,519       6,562       6,602       6,602        6,656
Diluted earnings per share................  $   0.15    $   0.55    $   0.13    $   0.10     $   0.79
                                            ========    ========    ========    ========     ========
Weighted average common and equivalent
  shares outstanding......................     6,613       6,635       6,650       6,647        6,893
Pro forma information(2):
  Historical income before income taxes...                                                   $  7,449
  Pro forma incremental operating cost....                                                        272
                                                                                             --------
  Pro forma income before income taxes....                                                      7,177
  Pro forma provision for income taxes....                                                      2,402
                                                                                             --------
  Pro forma net income....................                                                   $  4,775
                                                                                             ========
  Pro forma diluted earnings per share....                                                   $   0.69
                                                                                             ========

BALANCE SHEET DATA:
Working capital...........................  $ 24,223    $ 25,303    $ 24,361    $ 21,678     $ 26,728
Total assets..............................    36,263      42,507      45,013      46,656       59,687
Total long-term debt, excluding current
  portion.................................       864         713         565         446        2,069
Total stockholders' equity................    29,596      33,614      34,463      34,787       41,222

---------------
(1) For the year ended September 27, 1997, excluding one-time charges totaling $2,300, net income would have been $2,405 and basic and diluted earnings per share would have been $0.36.

(2) Pro forma information reflects the effect of (i) incremental operating costs expected to be incurred by the Company as a result of the Pinpoint merger and (ii) the provision for corporate income taxes on the previously untaxed Subchapter S corporation earnings of Pinpoint. See Note B to the supplemental combined financial statements.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with our financial statements and related notes incorporated in this prospectus by reference.

OVERVIEW

     On October 15, 1999, we acquired Pinpoint Technologies, Inc. and Pinpoint Property Management LLC (Pinpoint individually and collectively) in a business combination accounted for as a pooling of interests. Pinpoint, which creates, develops and manufactures advanced information technology software, exclusively focused on the emergency medical services market, became our wholly owned subsidiary through the exchange of approximately 433,000 shares of our common stock for all of the outstanding stock of Pinpoint. The Selected Financial Data appearing elsewhere in this prospectus are derived from the supplemental combined financial statements and presented on the assumption that the companies were combined for all periods presented, and financial statements of prior years have been restated to give effect to the combination. These supplemental combined financial statements are supplemental to, rather than in place of, the historical financial statements. The supplemental combined financial statements will become the historical financial statements upon issuance of our interim financial statements for the quarter ended January 1, 2000.

RESULTS OF OPERATIONS

  1999 COMPARED TO 1998

     Net sales reached record levels, increasing 37% from the prior year to $78.7 million, reflecting the rapid market acceptance of the M Series platform introduced to the market during the fourth quarter of 1998. Sales growth also reflected the reorganization and enlargement of the North American sales force to allow for a market-focused structure. Dedicated selling teams are now focused on each of North America's markets: hospital and pre-hospital.

     We experienced significant growth in all major geographies and segments of its business. During 1999, North American sales increased 36% to $65 million. Within North America, equipment sales to the hospital and pre-hospital markets increased 55% and 28%, to $30.9 million and $19.1 million, respectively. Sales in the international market increased 39% from the prior year.

     Gross margin increased approximately 1% over the prior year. We experienced an improvement in costs reflecting the M Series introduction and higher margins from information management products, primarily Pinpoint products.

     Selling and marketing costs increased 21% over the prior year, due to the increase in size of the North American sales force. Additionally, we established a direct sales force in Germany during the fourth quarter of 1999. Selling and marketing costs as a percentage of net sales decreased from 35% to 31%, reflecting revenues which increased more rapidly than these costs as a result of the reorganization of the North American sales force.

     General and administrative expenses decreased as a percentage of sales, from 11% to 9%, due to emphasis on expense controls and absorption of relatively fixed expenses by higher sales.

     Research and development expenses decreased as a percentage of sales, from 11% to 9%. Total expenses increased slower than revenues, reflecting the completion of development of the initial M Series platform and the related transfer of available resources to the biphasic project and other initiatives.

     We incurred net investment expense in 1999, as compared to net investment income in 1998, due to the decrease in average cash balances from 1998 to 1999 and increased interest expense.

     The income tax provision increased from $18,000 in 1998 to $2,010,000 in 1999. This increase results primarily from increased domestic profitability partially offset by the benefits resulting from the utilization of tax loss carryforwards from foreign operations. The operating results of Pinpoint for all periods presented do not include any provision for income taxes as the company operated as a Subchapter S corporation for income tax purposes. In the future, the Company's consolidated income tax provision will include an income tax provision for Pinpoint's taxable income.

  1998 COMPARED TO 1997

     Our net sales remained relatively flat at $57,520,000 for 1998. An increase in sales of disposable electrodes and information systems management products, particularly Pinpoint, was offset by a decrease in equipment sales. We believe that the decrease in equipment sales in North America was primarily the result of customers holding back on purchases while waiting for the release of the M Series, which was not shipped until the end of the fourth quarter of 1998. In addition, the decrease in sales in the international market was primarily a result of depressed foreign markets. The M Series did not have any significant impact on the sales to the international markets in 1998 as the roll out to international distributors continued into 1999.

     Gross profit increased as a percentage of sales from 56% to 58%. The increase is a result of a higher mix of disposable electrodes and information systems management products, particularly Pinpoint, relative to the equipment business.

     Selling and marketing expenses increased as a percentage of sales from 32% to 35%. Selling and marketing expenses increased 9% from $18,484,000 to $20,152,000. Of this increase, $1,419,000 was due to higher payroll related cost and travel expenditures reflecting the reorganization of the North American sales force. This mid-year reorganization increased the size of and split the sales force to focus on two distinct markets: hospital and pre-hospital. The increase in selling and marketing expenses was due also to an increase in expenditures for promotion, advertising and other selling activities related to the introduction of the M Series and higher international selling expenditures offset by a decrease in product services and support.

     General and administrative expenses slightly decreased as a percentage of sales from 12% to 11%. General and administrative expenses decreased 8% from $6,749,000 to $6,239,000. This decrease was due primarily to the occurrence of a one-time charge recognized in 1997 of $1,300,000 related to the estimated cost of proceeding to trial in a class action shareholder lawsuit. This decrease was partially offset by an increase in 1998 for payroll related costs and professional services.

     Research and development expenses remained consistent as a percentage of sales. Research and development expenses increased from $6,430,000 to $6,583,000. In 1997, a charge of $1,000,000 was made to account for the value of in-process research and development acquired in the purchase of assets from Westech. Excluding this charge, research and development expenses increased by 21%, or $1,153. This increase was due primarily to an increase in prototype and testing expenses for new technology and start-up costs for the M Series and an increase in payroll related costs.

     Net investment income increased from the prior year due primarily to higher average cash balances.

     At September 26, 1998, we had available tax loss carryforwards of approximately $1.6 million, which were primarily attributable to the our foreign operations and were not available to offset domestic taxable income.

LIQUIDITY AND CAPITAL RESOURCES

     Our cash and investments in 1999 decreased $3.7 million from the prior year. While net income increased $4.7 million from the prior year, cash used for operating activities for 1999 increased $0.5 million over the same period in 1998. The cash usage was due primarily to an increase in accounts receivable and inventories, partially offset by an increase in accounts payable. The increase in accounts receivable reflected both overall sales growth and significant shipments made during the latter part of the fourth quarter of 1999. The increase in inventory reflected the introduction of the M Series platform.

During this period of introduction, our mix of product shipments is shifting and we carried a broader mix of product in inventory to meets our customers' needs.

     The amount of cash required to fund investing in 1999 activities remained relatively consistent with the prior year at $4.0 million.

     The $0.9 million increase in cash provided by financing activities in 1999 primarily results from the cash provided from the exercise of stock options during the year, partially offset by distributions to Pinpoint stockholders.

     We maintain a working capital line of credit with our bank. Borrowings under this line bear interest at the bank's base rate (8.25% at October 2, 1999). The full amount of the line was available to us at October 2, 1999. On November 5, 1999, we increased our line of credit to $12.0 million.

     We expect that the combination of existing funds, cash generated from operations and our existing line of credit will be adequate to meet our operational liquidity and capital requirements for the foreseeable future.

                                    BUSINESS

OVERVIEW

     We design, manufacture and market an integrated line of proprietary, noninvasive cardiac resuscitation devices, our external defibrillators/pacemakers, as well as disposable electrodes and Emergency Medical System, or EMS, software data management solutions. Our cardiac resuscitation products are designed to improve survival rates from sudden cardiac arrest, which is the leading cause of death in the United States. Cardiac arrest claims over 250,000 victims each year in the United States alone. For victims of cardiac arrest, time is the most critical element for survival. According to the American Heart Association, more than 95% of victims with cardiac arrest die, in many cases because life saving defibrillators arrive on the scene too late, if at all.

     The importance of immediate treatment creates an annual worldwide market for external defibrillators. We estimate the annual worldwide market for external defibrillators was $525 million in 1999. We currently sell our devices in the hospital and pre-hospital markets and plan to enter the public access markets in the next 12 to 24 months. We believe we are the second largest company in the world in external defibrillator sales. In 1999, our revenues increased 37%, making us the fastest growing worldwide external defibrillator company.

     Our newest line of defibrillators is the M Series, which we began shipping with the conventional monophasic waveform in September 1998. M Series defibrillators are smaller and lighter than competitive products, making them easier to use, carry and transport. We recently began shipping M Series defibrillators equipped with our proprietary biphasic waveform that provides improved defibrillation efficacy as compared to conventional monophasic waveforms. We have received clearance from the U.S. Food and Drug Administration, or FDA, to label our M Series biphasic defibrillator as being clinically superior to the monophasic waveform for particular uses, making us the only company to receive a claim of superiority on its biphasic waveform. We believe the clinical superiority of our biphasic waveform combined with product advantages including small size, low weight and relative ease of use offer compelling reasons for customers to choose our products.

OUR BUSINESS STRATEGY

     The cardiac resuscitation market is a large and growing market driven by a demonstrated and increasing clinical need. Our business strategy is to continue to gain an increased share in both the domestic and international markets by offering superior products through direct sales distribution. While we plan to increase our share in markets that we currently serve, we also seek future growth by entering into new markets with significant opportunities. We believe that the following elements of our strategy may provide current and longer-term growth to our business:

     - CONTINUE TO EXPAND SUCCESSFUL SALES OF M SERIES DEFIBRILLATORS. A major element of our business strategy is to capitalize on the success of the M Series in order to increase our market share in the hospital and pre-hospital markets. To date, the M Series is our best selling defibrillator, representing more than 60% of our capital equipment device sales in the fourth quarter of fiscal 1999. We plan to increase our profits in this segment by doing the following:

       -- improving on the M Series with more optional features and new technologies, providing additional revenues for each M Series unit sold;

       -- expanding our presence in both the domestic and international markets by hiring additional sales people; and

       -- gaining economies of scale and decreasing our cost of production for the M Series by expanding sales of the M Series.

     - ESTABLISH A PRE-EMINENT CLINICAL POSITION IN BIPHASIC DEFIBRILLATION. We plan to capitalize on the industry wide move to biphasic technology. We believe that this move will give customers a compelling reason to replace their monophasic defibrillators and thus increase the size of the external defibrillator market. We are currently the only company to have received clearance from the FDA to label our biphasic defibrillator as clinically superior to monophasic defibrillators for particular uses. We believe that the demonstrated clinical superiority of our proprietary biphasic waveform will offer a significant reason for customers to choose our biphasic product over the biphasic products of our competitors. We intend to capitalize on our clinically superior product to allow us to capture a larger percentage of the growing external defibrillator market.

     - ENTER THE PUBLIC ACCESS DEFIBRILLATOR MARKET WITH A WELL-DIFFERENTIATED PRODUCT. We are developing a product for the large, and relatively unpenetrated public access defibrillation market also sometimes referred to as the AED market. This device will be relatively low cost and easy to operate. We believe we will be able to leverage our experience selling to EMS personnel in our efforts to sell our AED to police and fire departments. We also intend to sell our AED to other non-traditional providers of care.

     - SEEK ADDITIONAL GROWTH OPPORTUNITIES IN THE EMS INFORMATION MANAGEMENT MARKET. We believe that the market for EMS information management solutions is significant and relatively unpenetrated. We are currently selling several products to this market. We are developing an integrated dispatch, clinical information, data collection, data transfer, billing and quality assurance software solution for sale to the EMS market. We intend to leverage our existing relationships with purchasing decision-makers in this market to sell our information management solutions. We believe our software solution will be differentiated by our ability to offer a complete data management solution which incorporates the clinical information collected by our defibrillators.

OVERVIEW OF SUDDEN CARDIAC DEATH AND RESUSCITATION THERAPIES

     Sudden cardiac death results from the unresuscitated sudden, abrupt loss or disruption of heart function. This loss of heart function, also known as cardiac arrest, is caused by the heart beating too rapidly and/or chaotically. The American Heart Association, or AHA, estimates that sudden cardiac death claims more than 250,000 lives each year in the United States alone, making it the leading cause of death in the United States. According to the AHA, early defibrillation is the single most critical factor in rescuing a victim of cardiac arrest. Each minute of delay in returning the heart to its normal pattern of beating decreases the chance of survival by 7% to 10%. As demonstrated in the graph shown below, after 10 minutes, very few resuscitation attempts are successful.

                                      SURVIVAL CURVE
     Shown here in the printed form of this prospectus is a graph of survival rate vs. time to defibrillation. Time is displayed in minutes on the horizontal axis, and the percent survival rate is displayed on the vertical axis. At 0 minutes, the survival rate is above 70%, decreasing so that at 5 minutes, the survival rate is approximately 30%, and at 10 minutes the survival rate is less than 20%. The survival rate continues to decrease toward zero after 15 minutes.

     The Human Heart. The normal human heart has four chambers and expands and contracts over 100,000 times each day. The two smaller, upper chambers are the atria and the two larger, lower chambers are the ventricles. The walls of the atria and ventricles are made up of cardiac muscle which contracts rhythmically when stimulated by an electrical current. Normally, the heartbeat starts in the right atrium when a specialized group of cells sends an electrical signal. This signal spreads though the atria and then to the ventricles. As a result, the atria contract a fraction of a second before the ventricles. This exact pattern must be followed to ensure that the heart beats properly. This contraction and relaxation of the four chambers pumps blood to the lungs and the rest of a body.

     Arrhythmias are abnormal rhythms of the heart caused by insufficient circulation of oxygenated blood, drugs, electrical shock, mechanical injury, disease or other causes. The three types of arrhythmias which our devices are designed to treat are ventricular fibrillation, atrial fibrillation and bradycardia. It is possible for a patient to experience more than one type of arrhythmia during a cardiac arrest. In these situations, it is important to have resuscitation equipment which has both defibrillation and pacing capabilities.

     Ventricular Fibrillation. Ventricular fibrillation is a condition in which disordered electrical activity causes the ventricles to contract in a rapid, unsynchronized and uncoordinated fashion. When this occurs, an insufficient amount of blood is pumped from the heart. Ventricular fibrillation is the most common arrhythmia that causes cardiac arrest. The onset of ventricular fibrillation often occurs without warning and causes the heart to stop abruptly. This sudden stopping of the heart is known as cardiac arrest, and is the cause of sudden cardiac death.

     The only accepted treatment of ventricular fibrillation is defibrillation, in which a powerful electric shock is delivered to the heart to stop the fibrillation and permit the return of coordinated cardiac contractions. In emergency situations, external defibrillation has conventionally been administered through hand-held paddles placed on the patient's chest. However, external defibrillation can also be administered through disposable adhesive electrodes, which we believe are safer and easier to use than paddles.

     Atrial Fibrillation. The AHA estimates that close to 2 million Americans suffer from atrial fibrillation. In atrial fibrillation, the atria contract in an uncoordinated fashion instead of beating effectively due to an abnormal spread of an electrical impulse through the tissue of the atria. This inefficient contraction results in a smaller amount of blood entering the ventricles, which in turn results in an insufficient level of circulation. Since blood is not pumped completely out of the atria, the blood can pool and clot. While not immediately life threatening, atrial fibrillation can lead to significant health threats such as stroke. Over time, poorly functioning atria can also cause the ventricles to work harder, wear out sooner and eventually lead to cardiac arrest.

     Common forms of treatment for atrial fibrillation include cardioversion and drug therapies. During cardioversion, a defibrillator delivers an electric shock which is synchronized with a patient's heartbeat in order to return the atria to a normal rhythm. Cardioversion is usually an elective therapy, scheduled and performed in a controlled environment. All of our manual defibrillators include cardioversion capability.

     Bradycardia. Bradycardia is a condition in which the heart beats too slowly. The principal therapies for the emergency treatment of bradycardia are drugs and temporary cardiac pacing, either or both of which may be used to stimulate effective cardiac contractions and restore circulation. Cardiac pacing utilizes an electrical pulse to stimulate the patient's heartbeat. For the emergency treatment of bradycardia, there are two primary techniques for temporary pacing: invasive endocardial pacing, in which a wire is inserted directly into the heart to provide the electrical stimulus; and noninvasive temporary pacing, which uses gelled electrodes applied to the patient's chest to conduct an electrical stimulus. Noninvasive temporary pacing is an option on most of our defibrillators and is recommended as the first intervention for bradycardia in the AHA's resuscitation protocols.

OUR CARDIAC RESUSCITATION PRODUCTS

  M SERIES DEFIBRILLATOR

     In September 1998, we shipped the first M Series defibrillator. The M Series is a new line of defibrillators for both the hospital and pre-hospital markets. For fiscal 1999, over 60% of our capital equipment device sales were M Series products. The M Series has quickly become our best selling product to date and has been recently selected as the standard device in such places as The Mayo Clinic, Scripps Health System, The Johns Hopkins Hospitals and the White House. We believe the clinical superiority of our biphasic waveform combined with product advantages including portability, ease of use and the vivid screen display offer compelling reasons for customers to choose our M Series device. Our M Series is a standardized platform. As a result, we believe that this will help maximize customer retention by reducing the need for operator retraining and enhancing operator confidence.

     We believe our standard M Series products offer the following competitive advantages:

     - PORTABILITY. The M Series Platform is the smallest, lightest full featured external defibrillator. It is approximately one-half the weight and less than one-half of the size of the other leading devices in this class. This allows M Series products to be easily used, carried and transported with patients.

     - EASE OF USE WITH SIMPLE CONTROLS. The M Series products enable users to efficiently configure each unit, allowing local operating preferences to be individually programmed into each unit. Additionally, M Series products are provided with multiple language labeling as well as multiple language voice prompts to meet both domestic and international needs.

     - VIVID SCREEN DISPLAY. One of the distinguishing features included in M Series products is its high contrast screen. Our screen incorporates the most technologically advanced display with a wider viewing angle than any LCD display.

     The following chart summarizes the features of the M Series as compared to the primary competitive products.

                              PRODUCT COMPARISONS

-------------------------------------------------------------
                ZOLL       PHYSIO-CONTROL     AGILENT
              M SERIES          LP12       CODEMASTER XL
-------------------------------------------------------------
SIZE          574 in(3)      1680 in(3)     1454 in(3)
-------------------------------------------------------------
  WEIGHT       11 lbs.        22 lbs.         24 lbs.
-------------------------------------------------------------
  SCREEN    High Contrast       LCD             CRT
-------------------------------------------------------------
 FUNCTIONS    Multiple        Multiple          One
-------------------------------------------------------------
  12 LEAD    Integrated      Integrated       Add-On
-------------------------------------------------------------

     The M Series is designed to be upgradable, allowing customers to add features depending upon their individual needs. The M Series uses our unique pacing technology, which has been clinically shown to provide superior capture rates, lower mean capture thresholds, less muscle impact and better patient tolerance. The M Series is also available with our patented biphasic waveform. Some of the features which we currently offer include:

     - DIAGNOSTIC 12 LEAD ECG WITH INTERPRETIVE ALGORITHM. In October, 1999, we received clearance from the FDA to include the GE Marquette Medical Systems 12SL analysis program, or 12 lead, in our M Series line of defibrillators. The 12 lead feature enables a user to see a diagnostic electrocardiogram, or ECG, tracing consisting of 12 leads, or views, of the heart's electrical activity. 12 lead is used to provide rapid and early identification of myocardial infarction, commonly called a heart attack, in the pre-hospital setting. We pay royalties on each 12SL analysis program we sell.

     - PULSE OXIMETRY. Pulse oximeters determine the oxygen saturation levels in blood, allowing a rapid identification of potential problems in the cardiopulmonary system. Since pulse oximeters can help detect the onset of cardiovascular incidents, pulse oximetry is now widely used in both hospital and pre-hospital settings when monitoring patients' vital signs. While conventional pulse oximeters do not perform well in motion or in intense ambient light, we use Masimo Corporation's patented technology which is designed to overcome these technical problems. We have received 510(k) clearance to incorporate this pulse oximetry technology into our M Series defibrillators. The new pulse oximetry technology adds a new monitoring parameter that is essential during the transport and monitoring of critical patients. We purchase circuit boards and sensors from Masimo Corporation. We have a non-exclusive license to use the patented technology incorporated in these parts which we then incorporate into our products.

     - CODE MARKERS WITH COMPLETE DATA MANAGEMENT. Our new code marker system follows protocols established by the AHA and allows complete documentation of an event with our unique "one touch" data annotation feature. The record made of the event includes all information collected by the defibrillator and can be upgraded to include an optional voice recording. All of this data is stored on a removable data card.

     In the future, we intend to offer M Series defibrillators with additional features, including, among others:

     - CAPNOGRAPHY. Capnography, also known as etCO(2), is the measurement of the amount of carbon dioxide being exhaled, allowing for rapid identification of potential problems in the cardio-pulmonary system. We plan to purchase circuit boards and sensors from Novametrix Medical Systems Inc. to provide this feature. We currently expect to introduce an M Series with capnography during the next 3 to 6 months.

     - NONINVASIVE BLOOD PRESSURE MEASUREMENT. We are in the process of developing a noninvasive blood pressure, also known as NiBP, measurement capability to be integrated into our M Series product. The technology encompassing this product will be licensed from a third party.

  BIPHASIC WAVEFORM

     External defibrillators deliver current over time to the heart, which results in a defined waveform shape. A comparison of monophasic, typical biphasic and our biphasic waveform is shown below. The waveform in general use today is monophasic, meaning that current is delivered in a single pulse that flows in one direction. A biphasic waveform, in contrast, delivers current that first flows in a positive direction for a period of time and then reverses direction so that it flows in a negative direction. Typical biphasic waveforms such as those used by our competitors appear to achieve the same defibrillation success rates as monophasic waveforms but at significantly lower current levels. Since less current is used, potential injury to the heart and skin is reduced with biphasic shocks compared to monophasic shocks. All of the major manufacturers of external defibrillators are beginning to produce devices which use biphasic waveforms.

                           [DEFIBRILLATION WAVEFORMS]

           Shown here in the printed form of this prospectus is a graphic representation of three types of defibrillation wave forms: monophasic, typical biphasic, and ZOLL biphasic. Current is plotted on the vertical axis and duration is plotted on the horizontal axis in each graph. This graphic depicts the wave forms described in the preceding paragraph.

     The biphasic waveforms are the first major advance in defibrillation technology since the current monophasic waveform was adopted in the early 1960's. Although there have been feature enhancements that make new monophasic defibrillators easier to use and maintain, they have not proven to make defibrillators more clinically effective or safer and thus have not rendered the older models obsolete. At present, users generally replace existing defibrillators for mechanical and other reasons unrelated to any clinical superiority of a new defibrillator. Based on our sales and marketing experience, we estimate that users replace defibrillators after approximately seven to ten years of service. In light of the demonstrated clinical superiority of biphasic technology, we believe that the introduction of biphasic waveforms could accelerate the replacement of the large installed base of monophasic defibrillators. We believe this accelerated replacement will increase the size of the market for our products.

  OUR BIPHASIC WAVEFORM

     Our two primary competitors offer biphasic waveforms using the same general shape. We, however, have developed a uniquely shaped biphasic waveform with higher efficacy than monophasic waveforms. We have received clearance from the FDA to market this new technology. As shown in the comparison graphs above, our new biphasic waveform reduces the heart's exposure to high peak current. In addition, our biphasic waveform keeps the waveform shape and duration constant over a wide range of patients who's differing physiologies impact the transmittal of current. Our M Series with a biphasic waveform is the only device cleared by the FDA for labeling as clinically superior to monophasic defibrillators for conversion of ventricular fibrillation in high-impedance patients, those patients who are difficult to defibrillate, and for cardioversion of atrial fibrillation. We therefore believe that our proprietary biphasic waveform is superior to the biphasic waveform utilized by any of our competitors. Moreover, we are able to achieve the highest reported efficacy at lower energy levels than utilized by our competitors. We believe that our new, proprietary biphasic defibrillation waveform will offer compelling clinical benefits that should give customers a reason to choose our biphasic product over those of our competitors.

     We have sponsored two clinical trials that have demonstrated that our new proprietary biphasic waveform provides improved efficacy compared to conventional monophasic waveforms. In a randomized study for ventricular fibrillation of 184 patients, our biphasic waveform converted 99% of patients on the first shock compared to 93% of patients converted with the monophasic waveform. This compares favorably with the results obtained by other parties in similar trials.

                         [First Shock Efficacy for VF]

           Shown here in the printed form of this prospectus is a graphic representation of the first shock efficacy for ventricular fibrillation. Percent efficacy is plotted on the vertical axis. On the horizontal axis, 4 trials are plotted: an Agilent trial, a Physio-Control trial and two Zoll trials. One of the Zoll trials was conducted with high-impedence patients, all of the other trials did not separate the patients by impedence. In Zoll's all patients trial, Zoll's biphasic waveform converted 99% of the patients on the first shock, compared to 93% of patients converted with a monophasic waveform. In the trial with high impedence patients, Zoll's biphasic converted approximately 99% of patients versus the approximately 86% converted with the monophasic waveform. In Agilent's trial, each of Agilent's biphasic and monophasic waveforms converted approximately 86% of the patient's on the first shock. In Physio-Control's trial, Physio-Control's biphasic waveform converted approximately 84% of patients versus the approximately 90% converted with the monophasic waveform.

     These studies also showed that our waveform required less than half the current for converting ventricular and atrial fibrillation than the conventional monophasic waveform. For example, the graph set forth below shows that less current is needed to achieve 100% efficacy with our biphasic waveform.

  [Amount of Current Needed to Achieve 100% Efficacy Current Required for VF]

           Shown here in the printed form of this prospectus is a horizontal bar graph which depicts the amount of current, in amperes, required for each of a monophasic waveform and Zoll's biphasic waveform to reach 100% efficacy. The monophasic waveform requires nearly 50 amperes, while Zoll's biphasic waveform only requires approximately 15 amperes to achieve efficacy.

     A second randomized trial of 165 patients compared the efficacy of our biphasic waveform to conventional monophasic technology for cardioversion of atrial fibrillation. Our investigators reported a 68 percent first shock efficacy of our waveform compared to just 21% for conventional monophasic technology. Overall, 94% of the patients randomized to our waveform were successfully cardioverted as compared to 79% of the patients treated with a monophasic waveform. To our knowledge, no other competitor has published results relating to their biphasic waveform in atrial fibrillation.

                        CARDIOVERSION EFFICACY FOR AF

            Shown here in the printed form of this prospectus is a vertical bar graph which depicts the comparative percent efficacy for cardioversion of atrial fibrillation of each of: a first shock using a monophasic waveform versus a first shock using ZOLL's biphasic waveform; and a cumulative shock using a monophasic waveform versus a cumulative shock using ZOLL's biphasic waveform. The bar graph depicts graphically the results described in the preceding paragraph.

     We have received six U.S. patents covering various aspects of our novel biphasic waveform technology. One U.S. patent is still pending and several corresponding foreign patents are also still pending.

  DISPOSABLE ELECTRODES

     We offer a variety of single-patient-use, proprietary disposable electrodes for use with our resuscitation devices. Among our primary competitors, we are the only company to engineer and manufacture our own electrodes. We have continually innovated and upgraded our electrode product line, and in 1999 we introduced pro padz Cardiology Specialty Multi-function Electrodes that utilize a new conductive liquid gel to carry the energy from a conductive plate to the patient. Our sales of electrodes in the North American market grew annually 8% in 1998 as compared to 1997 and 17% in 1999 as compared to 1998. Our margins for electrodes are generally higher than our margins for devices. We hope to sell more disposable electrodes in the future as more customers recognize the benefits of electrodes, which are safer for an operator of a defibrillator than traditional paddles. Another factor that might lead to higher electrode sales is the use of interpretive algorithms for automated defibrillation. The monitoring required to assess the patient's condition can only be achieved with electrodes, not the traditional defibrillation paddles. Accordingly, we believe that the defibrillator industry is tending toward a greater relative use of electrodes.

  OTHER EXTERNAL DEFIBRILLATORS/PACEMAKERS

     We also manufacture and sell four other product lines of portable and stand-alone defibrillators with advisory capability, semi-automatic and manual operation as well as ancillary accessories and chargers.

MARKET OVERVIEW

     We divide the market for cardiac resuscitation equipment into three principal markets: the hospital, pre-hospital and public access defibrillation markets. The hospital market consists of doctors, nurses and other medical personnel who use defibrillators in a hospital setting. The pre-hospital market consists of care providers such as paramedics, ambulance operators, emergency medical technicians, medically-trained firefighters and other "first response" emergency medical personnel. The public access defibrillation market includes non-traditional providers such as police, non-medically trained firefighters, security officers, and other non-medically trained first responders. We estimate the current size of the worldwide market for external defibrillators was approximately $525 million in 1999.

  OUR CURRENT MARKET

     U.S. Hospital Market. The U.S. hospital market consists of approximately 6,000 acute care community hospitals and 1,000 additional hospitals. Presently, we are the only company whose defibrillators are used at each of the top 12 cardiac hospitals in the United States as listed by U.S. News and World Report in July 1999.

     Hospitals have traditionally been the largest users of cardiac resuscitation equipment, both for patients admitted for cardiac arrest and for patients at risk of cardiac arrest undergoing other treatments. Many hospital procedures such as surgery, cardiac catheterization, stress testing and general anesthesia may induce arrhythmias or cardiac arrest, and hospitals frequently use cardiac resuscitation devices on a standby basis in connection with these procedures. Since immediate treatment is the critical factor for successful cardiac resuscitation, hospitals typically place resuscitation devices throughout their facilities, including in the cardiac and critical care units, emergency rooms, operating rooms, electrophysiology laboratories and, increasingly, in general wards. Hospitals also use portable devices during in-hospital transportation of cardiac patients.

     We believe that the M Series has allowed us to significantly increase our market share in the U.S. hospital market. Our revenues in the capital equipment device market in 1999 increased at a rate of 52% compared to the market's growth which we estimate to be between 3% and 5%. We hope to capitalize on the success of our M Series defibrillators to further expand our share of the U.S. hospital market.

     U.S. Pre-Hospital Market. Most sudden cardiac arrests and heart attacks occur outside of the hospital. Due to the importance of immediate treatment, there is a substantial market for portable cardiac resuscitation equipment designed for use by various emergency responders. The most highly trained segment of the pre-hospital market is comprised of paramedics, who are all authorized and trained to use defibrillators to treat cardiac arrest. In addition, paramedics are becoming increasingly aware of pacing as a standard of care for the treatment of bradycardia. We believe that as noninvasive temporary pacing becomes more widely accepted in the hospital market, the use of combination pacemakers/defibrillators will become more widespread in the pre-hospital setting as well. Paramedics are also able to use more advanced diagnostics, such as diagnostic 12 lead. Emergency medical technicians, who are authorized to use automated external defibrillators, comprise a significant portion of the potential pre-hospital market as well.

     Presently, approximately one-half of the estimated 35,000 ambulances in the United States are equipped with defibrillators. We believe that this number will grow, and that ambulances and other first response emergency vehicles will represent an increasingly important market for cardiac resuscitation equipment as the medical community places increased priority on providing such equipment and the necessary training to all first responders. Additionally, we believe that growth of our sales in the pre-hospital market has been constrained in the recent past due to the absence of 12 lead technology in our defibrillators. With our recent introduction of diagnostic 12 lead in the M Series, we intend to increase our sales in the pre-hospital market and take greater market share within the paramedic segment of the pre-hospital market.

     International Market. The international market for defibrillators is less developed than the market in the United States. In the international market, unlike the United States market, the administration of pacing and defibrillation in hospitals is generally viewed as a skill reserved for physicians. Few other staff members are trained or encouraged to administer such treatment. The international market for defibrillators for use outside of hospitals varies considerably from country to country and is somewhat less developed than in North America.

     We believe that the international market for defibrillators will grow for a number of reasons.

     - The international hospital market for defibrillators is expected to grow as more hospitals are built and existing hospitals modernize and update their approaches to cardiac and emergency care.

     - Emerging standards of care and the acceptance of automated equipment could result in increased use of cardiac resuscitation equipment by a broader range of health care personnel in the international market.

     - The European Resuscitation Council, British Heart Foundation and virtually all cardiac oriented organizations in Europe as well as the Australian Resuscitation Council have strongly supported initiatives to expand the availability of defibrillators as a major public health initiative.

     - External pacing is used much less frequently in Europe and other parts of the world than it is in the United States, but many countries are beginning to implement cardiac life support protocols which incorporate external pacing as a standard component. Because most international defibrillators do not presently feature external pacing, the move to defibrillators which do feature external pacing could drive the international demand for defibrillators generally.

     We believe that we are positioned to take advantage of the growth in the international market for defibrillators, based on the recent success of the M Series, our superior biphasic technology, and the multiple language and other capabilities of the M Series.

     We believe that there are significant opportunities to increase sales in the international market through the use of direct sales. Historically, we have used distributors instead of a direct sales force to sell our products internationally. We believe using a direct sales force could increase our revenues and market share in many countries. For example, we doubled our sales in the United Kingdom in 1999, which we believe was due at least in part to the efforts of our direct sales force established four years ago. In addition, Germany, second only to the United States in market size, may be a strong market for future growth. We are establishing a direct sales force in Germany and expect to expand this sales force in the coming year. In addition, we are beginning to fulfill our largest sales contract ever, a multi-year agreement with the German Army to supply up to 1,500 defibrillators. We intend to further expand our direct selling efforts in the coming years.

OUR MARKET OPPORTUNITIES

  PUBLIC ACCESS DEFIBRILLATION USING AEDs

     Public access defibrillation, or PAD, involves providing low cost automated external defibrillators, or AEDs, to persons outside a hospital setting who are not medically trained. Although we presently offer AEDs in the hospital and pre-hospital markets, we are seeking to develop a low cost AED specifically targeted to the needs of the PAD market. Traditionally, defibrillators have only been used by personnel in hospitals and trained emergency medical service personnel in the pre-hospital market. As mentioned above, time from onset of cardiac arrest to defibrillation is the most important factor in successfully treating cardiac arrest. Victims are likely to die if they are not defibrillated within four to eight minutes of the onset of cardiac arrest. This need for immediate treatment of cardiac arrest suggests that if more automated defibrillators can be deployed outside of the hospital setting, the likelihood of defibrillating a victim in the critical time frame will increase. Potential customers for such devices in this broad market include police and fire departments, office buildings and any other location where a large number of people congregate. Ultimately, AEDs could be marketed to private homes, where approximately 70% of cardiac arrests occur. In addition, we expect that demand for AEDs could increase as public awareness of the time constraints inherent in treating cardiac arrest grows and as more AEDs are introduced into highly visible, public places.

     Some of our competitors offer cardiac resuscitation equipment in the PAD market. We have not yet entered this market, because of the high selling costs inherent to such a fragmented market. We do not believe the current AED manufacturers have generated profitable operations from the PAD market in the past. We believe, however, that this market has now expanded to the point where AEDs can be profitably sold. More distributors are requesting and selling AEDs. In addition, the recent passage of federal good samaritan legislation increases the likelihood that non-medically trained personnel will be providing care to victims of cardiac arrest. Good samaritan legislation generally protects persons who render emergency assistance to others from liability for negligence in connection with their rendering of assistance. At least one state, Massachusetts, has amended its good samaritan law to specifically cover the use of AEDs by the general public. In addition, the AHA has begun to actively advocate PAD as a critical link in the "Chain of Survival," which refers to the four crucial links in the treatment of cardiac arrest. The AHA and virtually all corresponding international organizations have established programs to try to bring early defibrillation to every community. Early defibrillation is now included in AHA CPR training for all healthcare personnel and some lay persons. We believe that these developments, together with the introduction of AEDs in highly visible places, will lead to a larger market for AEDs.

     Because we expect the PAD market to continue to mature, we intend to produce and sell low cost AEDs in this market. We estimate that in calendar year 2000 the market for low cost AEDs will exceed $75 million. We expect to introduce this new device within approximately 12 to 24 months. The device will monitor the patient's ECG and automatically prompt the operator throughout the defibrillation process. We intend to use a direct sales force to sell our AEDs wherever it proves cost effective to do so, and will sell through alternate distribution, such as distributors or manufacturer's representatives, in those markets that are too small to support a direct sales force. In addition, we expect that this market can be serviced by other alternative distribution methods, such as e-commerce, that can supplement and reduce our need for an expensive sales force. We also intend to use our experience of selling to emergency medical service personnel in our future efforts to sell AEDs to police and fire departments.

  EMS DATA MANAGEMENT SOLUTIONS

     We are developing a product called RescueNet(TM) to address what we consider to be a growing need in the EMS market for an integrated information management system. RescueNet(TM), which will combine existing technologies developed by two of our subsidiaries with data collected from our cardiac resuscitation devices, will allow our customers to purchase a single information management system that integrates dispatch, resuscitation information, data collection, data transfer, billing and quality assurance functions. Today, most EMS data is entered by hand on clipboards and then distributed or reentered manually into databases or other required formats to meet regulatory and insurance reporting requirements. The timeliness, accuracy and efficiency of this process is a key factor in the receipt of payments from third party payors. Nevertheless, a significant amount of revenue is lost due to data-entry errors, misplaced paperwork or data, and additional time is lost duplicating data entries. As a result, we believe that the market for electronic field data collection is significant and relatively unpenetrated. Of the estimated 35,000 ambulances in the United States today, we estimate that less than 5,000 of them have any type of computer in place for the routine entry of data. Based upon our experience, market interest in electronic field data collection is very high, because EMS organizations are increasingly pressured to become more efficient.

     Using RescueNet(TM), caller information collected by the dispatcher would first be organized and compared to existing databases in the system. Almost immediately, useful information on the patient such as the patient's previous medical history, the closest ambulance to the patient's address, the patients's insurance numbers from previous service, and the patient's personal physician would be provided to the ambulance or EMS system through the use of wireless communications and radio links that already exist in most EMS systems. Data collected by EMS personnel on the road, including simple data such as arrival time at a scene or transport time to the hospital, as well as clinical data derived from our defibrillators such as the number of shocks given, when those shocks were given and at what energy levels, could be immediately shared via wireless connection with the hospital to which the patient is being brought. Information regarding services provided to the patient could be stored electronically for billing and record-keeping purposes. Such seamless information sharing would allow for better integration of information with the dispatcher and with the hospital to which the patient is being transported, while eliminating duplicative information collection.

     Ease of use and the need for efficiency in the use of information in billing, case review, training and operations analysis are the fundamental factors that we believe could drive the market for an integrated information management system in the pre-hospital market. Although we plan to sell RescueNet(TM) through a dedicated sales force, we intend to utilize our existing relationships with purchasing decision-makers in the EMS market who have purchased our defibrillators in the past and to obtain sales efficiencies and synergies through cross-selling.

     Our competition in dispatch, billing and mobile computing solutions consists of mostly smaller software companies. We believe we have a competitive advantage over other software companies due to our familiarity with the information collected and stored by our defibrillators. Our ability to analyze, store and retrieve this clinically important data could make our electronic field data collection products more attractive.

     We expect that the EMS data management business will be a significant part of our long-term growth strategy. We believe that this market could expand rapidly and that we are particularly well positioned to become a significant competitor in this business.

COMPETITION

     Our principal competitors in the United States are Physio-Control Corporation and Agilent Technologies, Inc. Physio-Control is a subsidiary of Medtronic, Inc., a leading medical technology company, and Agilent, which now includes Heartstream, Inc., was formerly part of Hewlett-Packard Company. Both Physio-Control and Agilent compete across our entire defibrillator product line. We also compete with Medical Research Labs, Inc. and SurVivaLink, Inc. in specific geographic areas and markets. In the international market we compete with both Physio-Control and Agilent, as well as approximately 12 other companies depending upon the country. Physio-Control is generally the market leader in the industry.

     We believe that the principal competitive factors in the hospital market for cardiac resuscitation equipment are clinical efficacy, reliability, portability, ease of use and standardization. In the pre-hospital market, in addition to the foregoing considerations, durability, a reliable battery system, and availability of 12 lead ECG capability are significant competitive factors. We believe that ours products compete favorably with respect to each of these factors. Noninvasive temporary pacemakers and external defibrillators, such as those we sell, are used in emergency situations and, accordingly, do not compete with permanent, implantable pacemakers or defibrillators that are used to treat chronic arrhythmias. In fact, the products are complementary, because emergency cardiac resuscitation is often required during the implantation of a permanent device.

     The business of developing and marketing software for data collection, billing and management in the EMS market is competitive. Competitors in this business include PAD Systems, Healthware Technologies, Inc., Tritech Software Systems, Sweet Computer Services, Inc., RAM Software Systems, Inc., Intergraph Corporation and AmbPac, Inc. None of these competitors currently have a product that provides an integrated solution comparable to the RescueNet(TM) product currently in development.

RESEARCH AND DEVELOPMENT

     Our research and development strategy is to improve and expand our product line through the application of our proprietary technology to both devices and electrodes. We pursue a multi-disciplinary approach to product design. We are currently focusing our research and development program in mechanical, software and electronic engineering, including both digital, (microprocessor) and analog (high voltage) design. We hope to develop an inexpensive, easy to operate AED for the PAD market. We are also seeking to expand the M Series features and parameters and to develop further efficiencies in our M Series production, leading to lower costs. In addition, we are continuing our work on the development of the RescueNet(TM) product.

MANUFACTURING

     Our facilities are located in Burlington, Massachusetts and Pawtucket, Rhode Island. Our executive headquarters are located at the Burlington facility, where we also conduct our device manufacturing operations and all of our research and development other than electrode and EMS data management research and development. We generally assemble our devices from components produced to our specifications by our suppliers. We own a 33,000 square foot building in Rhode Island, where we manufacture our electrode products and conduct related research and development. We own a 17,500 square foot building in Boulder, Colorado where our data management software business offices are located. We lease approximately 90,000 square feet of office and assembly space in Burlington under a lease expiring in August 2003, and 2,685 square feet of office space in Vancouver, British Columbia expiring in 2002. We also have administrative offices in Manchester, England and Cologne, Germany.

PATENTS AND PROPRIETARY INFORMATION

     Six United States patents have now been issued covering various aspects of our unique biphasic defibrillation waveform technology. One United States patent relating to this technology is still pending as are several corresponding foreign patents.

     During fiscal 1999, we filed several United States and foreign patent applications covering novel technology related to our pacing and defibrillation electrodes. These pending patents supplement other electrode patents issued or pending in the United States, Europe and Japan.

     A number of United States patents covering technologies incorporated into our other products have been issued. Foreign patents related to some of these technologies are pending.

EMPLOYEES

     As of October 2, 1999, we employed 423 people on a full-time basis, 388 in the U.S. and 35 internationally. We also employed six part-time employees. None of our employees are subject to collective bargaining agreements. We believe that our relations with our employees are excellent.

MARKETING AND SALES

     We use a direct sales force in the United States. In 1998, we split our sales force into dedicated groups, focused on the hospital and pre-hospital markets. Our total sales force was increased by 20% in both 1998 and 1999. We sell our RescueNet(TM) product through a separate dedicated sales force. In the United States, we currently have 48 sales representatives calling on hospitals, 33 calling on pre-hospital accounts and six selling our data management products. We have four sales representatives in Canada, five in the United Kingdom and two in Germany. We are in the process of hiring three additional sales representatives for the German market.

GOVERNMENT REGULATION

     The manufacture and sale of our products are subject to extensive regulation by numerous governmental authorities, principally by the FDA and corresponding foreign agencies. The FDA administers the Federal Food, Drug and Cosmetic Act and the regulations promulgated thereunder. We are subject to the standards and procedures with respect to the manufacture of medical devices and are subject to inspection by the FDA for compliance with such standards and procedures.

     The FDA classifies medical devices into one of three classes depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Our manual defibrillation and pacing products have been classified by the FDA as Class II devices. Our AED products have been classified as Class III devices. These devices must secure either a 510(k) pre-market notification clearance or an approved pre-market approval application, or PMA, before they can be introduced into the United States market. The process of obtaining 510(k) clearance typically takes several months and may involve the submission of limited clinical data supporting assertions that the product is substantially equivalent to another medical device on the market prior to 1976. The PMA process typically requires substantially more time than does 510(k) clearance and requires the submission of significant quantities of clinical data and supporting information. Delays in obtaining either 510(k) or, if necessary, PMA clearance could have an adverse effect on the introduction of future products.

     Every company that manufactures or assembles medical devices is required to register with the FDA and to adhere to certain "good manufacturing practices (per the FDA's Quality System Regulation)" which regulate the manufacture of medical devices and prescribe record keeping procedures and provide for the routine inspection of facilities for compliance with such regulations. The FDA also has broad regulatory powers in the areas of clinical testing, marketing and advertising of medical devices.

     Medical device manufacturers are routinely subject to periodic inspections by the FDA. If the FDA believes that a company may not be operating in compliance with applicable laws and regulations, it can:

     - place the company under observation and reinspect the facilities;

     - issue a warning letter apprising of violative conduct;

     - detain or seize products;

     - mandate a recall;

     - enjoin future violations; and

     - assess civil and criminal penalties against the company, its officers or its employees.

     We are also subject to regulation in each of the foreign countries in which we sell our products. Many of the regulations applicable to our products in such countries are similar to those of the FDA. However, the national health or social security organizations of certain countries require our products to be qualified before they can be marketed in those countries.

LEGAL PROCEEDINGS

     In the normal course of operations, we are involved in litigation arising from commercial disputes and claims of former employees and other matters. We do not believe any of these current claims will have a material impact on our financial position or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table shows information about our executive officers and directors as of January 10, 2000:

                   NAME                     AGE                     POSITION
------------------------------------------  ---    ------------------------------------------
Richard A. Packer.........................  42     Chairman of the Board of Directors and
                                                   Chief Executive Officer
Donald R. Boucher.........................  47     Vice President -- Research and Development
Steven K. Flora...........................  48     Vice President -- North American Sales
Ward M. Hamilton..........................  52     Vice President -- Marketing
E.J. Jones................................  57     Vice President -- International Sales
A. Ernest Whiton..........................  38     Vice President -- Administration and Chief
                                                   Financial Officer
James W. Biondi...........................  43     Director
Willard M. Bright.........................  85     Director
Thomas M. Claflin, II.....................  58     Director
M. Stephen Heilman........................  66     Director
Daniel M. Mulvena.........................  51     Director

     Richard A. Packer joined the Company in 1992 and in November 1999, was appointed Chairman of the Board of Directors and Chief Executive Officer. Mr. Packer served as President, Chief Operating Officer and Director from May 1996 to his appointment as CEO. Since 1992 he has served as Chief Financial Officer and Vice President of Operations of the Company. From 1987 to 1992, Mr. Packer served as Vice President of various functions for Whistler Corporation, a consumer electronics company. Prior to this, Mr. Packer was a manager with the consulting firm of PRTM/KPMG, specializing in operations of high technology companies. Mr. Packer has received B.S. and M. Eng. degrees from the Rensselaer Polytechnic Institute and an M.B.A. from the Harvard Graduate School of Business Administration.

     Donald R. Boucher joined the Company as Vice President of Research and Development in December 1993. Prior to joining the Company, Mr. Boucher served from 1977 to 1993, with Corometrics Medical Systems, Inc., a manufacturer of fetal and neonatal monitors, most recently as Vice President of Engineering. Mr. Boucher received an M.B.A. from the University of Connecticut, an M.S.E. in bioengineering from the University of Pennsylvania, and a B.S. in engineering from Northeastern University.

     Steven K. Flora joined the Company as Vice President of North American Sales in September 1998. Prior to joining the Company, Mr. Flora served from 1981 to 1998 in various positions with Marquette Medical systems, a manufacturer of cardiovascular and physiological monitoring systems, most recently as Vice President of Sales. Mr. Flora received his B.S. in Biology from the University of Illinois.

     Ward M. Hamilton joined the Company as Vice President of Marketing in February 1992. Prior to this time, Mr. Hamilton served from 1985 to 1991 as Director of New Business Development and Director of Marketing for ACLS products for Laerdal Medical Corporation, a manufacturer of portable automated defibrillators, and from 1977 to 1985 as Marketing Manager for defibrillators and noninvasive blood pressure monitors for Datascope Corporation. Mr. Hamilton received a B.A. in political science from Hartwick College and an M.P.A. in public administration from the University of Southern California.

     E.J. Jones joined the Company as Vice President of International Sales in November 1999. Prior to joining the Company, Mr. Jones was Vice President of Operations with Apple Medical Corporation. He also spent 15 years with Millipore Corporation, holding various positions in Domestic and International Sales. Mr. Jones holds a B.S. in Microbiology/Biochemistry from the University of Illinois and is a graduate of the Advanced Management Program from the Harvard Business School.

     A. Ernest Whiton joined the Company as Vice President of Administration and Chief Financial Officer in January 1999. Prior to joining the Company, Mr. Whiton was Vice President and Chief Accounting officer of Ionics, Inc., a global separations technology company, which he joined in 1993. Prior to Ionics, he was a manager at Price Waterhouse. Mr. Whiton has received a B.S. in Accounting from Bentley College and an M.B.A. from the Harvard Graduate School of Business Administration.

     James W. Biondi joined the Company as a Director in 1999. Dr. Biondi has served as Chairman of Cardiopulmonary Corp. since its founding in 1988, and Chief Executive Officer and President since 1992. Cardiopulmonary Corp. designs, develops, and assembles advanced software driven ventilators used for the treatment of anesthesia and intensive care patients. Since 1992, Dr. Biondi has been an Adjunct Assistant Professor of Medicine at Yale University School of Medicine. Dr. Biondi also serves as director of Ivy Biomedical Systems, Inc.

     Willard M. Bright joined the Company in 1983, and previously served as the Chairman of the Board of Directors of the Company. Prior to joining the Company, Dr. Bright served as President and Chief Executive Officer of The Kendall Company and Boehringer Mannheim Corporation, medical products manufacturers, and President and director of Curtiss-Wright Corp., an aerospace and industrial products manufacturer. Dr. Bright is a director of MacroChem Corporation.

     Thomas M. Claflin, II, joined the Company as a Director in 1980. Mr. Claflin is a principal of Claflin Capital Management, Inc., a venture capital firm, and general partner of its venture capital partnerships.

     M. Stephen Heilman joined the Company as a Director in 1996. Dr. Heilman founded and has served as Chairman and Chief Executive Officer of Lifecor, Inc., a medical device company, since its inception in 1986. Dr. Heilman also founded and has served as Chairman and Chief Executive Officer of Vascor, Inc. since its inception in 1986, and also founded Medrad Inc. in 1964. Dr. Heilman is a director of SkyMark Corporation, Medrad Inc. and Precision Therapeutics.

     Daniel M. Mulvena joined the Company as a Director in 1998. Mr. Mulvena is the owner of Commodore Associates, Inc., a consulting company. From 1992 to 1995, Mr. Mulvena was a Group Vice President of Boston Scientific Corporation. Mr. Mulvena serves as Chairman of the Board of Directors of Echo-cath, Inc. and Magna Lab, Inc. He is also a director of Thoratec Laboratories, Inc.

                             PRINCIPAL STOCKHOLDERS

     The following table shows information regarding beneficial ownership of our common stock as of January 10, 2000 by:

     - each of our directors and executive officers;

     - all directors and officers as a group; and

     - each person known by us to be the beneficial owner of more than five percent of our common stock.

                                                                                              PERCENT OF
                                                                                             COMMON STOCK
                                                                  NUMBER OF               BENEFICIALLY OWNED
                                                                    SHARES                -------------------
                                                                 BENEFICIALLY              BEFORE     AFTER
              NAME OF BENEFICIAL OWNER                              OWNED                 OFFERING   OFFERING
-----------------------------------------------------            ------------             --------   --------
Richard A. Packer(1).................................               51,550                     *          *
Steven K. Flora(2)...................................               13,800                     *          *
Ward M. Hamilton(3)..................................               53,500                     *          *
E.J. Jones(4)........................................               10,100                     *          *
A. Ernest Whiton(5)..................................               10,000                     *          *
James W. Biondi(6)...................................                3,500                     *          *
Willard M. Bright(7).................................              119,200                   1.7%       1.4%
Thomas M. Claflin, II(8).............................               69,245                   1.0          *
M. Stephen Heilman(9)................................               56,500                     *          *
Daniel M. Mulvena(10)................................                2,500                     *          *
All executive officers and directors as a group (10
  persons)(11).......................................              389,895                   5.5        4.6
The Kaufmann Fund, Inc.(12)..........................              910,900                  13.3       11.1
  140 E. 45th St., 43rd Floor Suite 2624 New York,
  New York 10017
Wellington Management Company, LLP(13)...............              630,700                   9.2        7.7
  75 State Street Boston, Massachusetts 02109
Pilgrim Baxter & Associates, Ltd.(14)................              502,500                   7.3        6.1
  825 Duportail Road Wayne, Pennsylvania 19087
Dimensional Fund Advisors Inc.(15)...................              415,200                   6.1        5.0
  1299 Ocean Avenue, 11th Floor Santa Monica, CA
  90401

---------------
*    Less than one percent.

(1) Includes 38,250 shares of common stock issuable upon exercise of stock options which are exercisable within 60 days after January 10, 2000. Does not include options to purchase 103,750 shares of common stock which are not exercisable within 60 days after January 10, 2000.

(2) Includes 10,000 shares of common stock issuable upon exercise of options which are exercisable within 60 days after January 10, 2000. Does not include options to purchase 30,000 shares of common stock which are not exercisable within 60 days after January 10, 2000.

(3) Represents 53,500 shares of common stock issuable upon exercise of options which are exercisable within 60 days after January 10, 2000. Does not include options to purchase 7,500 shares of common stock which are not exercisable within 60 days after January 10, 2000.

 (4) Includes 10,000 shares of common stock issuable upon exercise of options which are exercisable within 60 days after January 10, 2000. Does not include options to purchase 30,000 shares of common stock which are not exercisable within 60 days after January 10, 2000.

 (5) Represents 10,000 shares of common stock issuable upon exercise of options which are exercisable within 60 days after January 10, 2000. Does not include options to purchase 30,000 shares of common stock which are not exercisable within 60 days after January 10, 2000.

 (6) Includes 2,500 shares of common stock issuable upon exercise of options which are exercisable within 60 days after January 10, 2000. Does not include options to purchase 7,500 shares of common stock which are not exercisable within 60 days after January 10, 2000.

 (7) Represents 111,700 shares of common stock held by the Willard M. Bright Revocable Inter Vivos Trust dated August 2, 1990 and 7,500 shares of common stock issuable upon exercise of options which are exercisable within 60 days after January 10, 2000. Does not include options to purchase 7,500 shares of common stock which are not exercisable within 60 days after January 10, 2000.

 (8) Includes 229 shares of common stock held by Mr. Claflin's spouse and 3,278 shares held by various Claflin Capital Management, Inc. partnership entities, as to which Mr. Claflin disclaims beneficial ownership, and 5,000 shares of common stock issuable upon exercise of options which are exercisable within 60 days after January 10, 2000. Does not include options to purchase 5,000 shares of common stock which are not exercisable within 60 days after January 10, 2000.

 (9) Includes 7,500 shares of common stock issuable upon exercise of options which are exercisable within 60 days after January 10, 2000. Does not include options to purchase 5,000 shares of common stock which are not exercisable within 60 days after January 10, 2000.

(10) Includes 2,500 shares of common stock issuable upon exercise of options which are exercisable within 60 days after January 10, 2000. Does not include options to purchase 7,500 shares of common stock which are not exercisable within 60 days after January 10, 2000.

(11) Includes 146,750 shares of common stock issuable upon exercise of options which are exercisable within 60 days after January 10, 2000. Does not include options to purchase 233,750 shares of common stock which are not exercisable within 60 days after January 10, 2000.

(12) Based on information set forth in a Schedule 13G/A filed under the Exchange Act on February 18, 1998.

(13) Based on information set forth in a Schedule 13G filed under the Exchange Act on August 10, 1999.

(14) Based on information set forth in a Schedule 13G filed under the Exchange Act on January 7, 2000.

(15) Based on information set forth in a Schedule 13G filed under the Exchange Act on February 11, 1999.

                  RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     M. Stephen Heilman is Founder, Chairman and Chief Executive Officer of Lifecor, Inc., in which we have made a $2 million investment. Pursuant to an agreement entered into in connection with such investment, we have agreed to Mr. Heilman serving as a director of the Company, and a representative of the Company serving as a director of Lifecor, Inc.

     On January 7, 1999, we entered into an agreement with Elliott Associates, L.P. and Westgate International, L.P., shareholders of the Company who together owned approximately 15.4% of our Common Stock as of such date. Pursuant to the terms of the agreement, Elliott and Westgate proposed, and we agreed, that the Board of Directors would be expanded to eight members and Dr. James W. Biondi would be elected as a Director to fill the resulting vacancy. On January 7, 1999, Dr. Biondi became a Director. Elliott and Westgate are no longer significant shareholders of the Company.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

                                                               NUMBER
                            NAME                              OF SHARES
                            ----                              ---------
Salomon Smith Barney Inc. ..................................
U.S. Bancorp Piper Jaffray, Inc. ...........................
Adams, Harkness & Hill, Inc. ...............................
                                                              --------
     Total..................................................
                                                              ========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions, including receipt of certificates from us, receipt of letters from our accountants, the status of the trading of our common stock on Nasdaq or securities on the New York Stock Exchange or Nasdaq and the absence of a banking moratorium, hostilities or a crisis. The underwriters are obligated to purchase all the shares (other than those covered by their over-allotment option described below) if they purchase any of the shares.

     The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a
concession not in excess of $     per share. The underwriters may allow, and
such dealers may reallow, a concession not in excess of $     per share on sales
to other dealers. If all the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

     We have granted to the underwriters a 30-day option to purchase up to an additional 210,000 shares to cover over-allotments, if any, at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent this option is exercised, each underwriter will be obligated, subject to the conditions stated above, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     We, our officers and directors and some of our non-institutional stockholders have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into, or exercisable or exchangeable for common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     The common stock is quoted on the Nasdaq National Market under the symbol "ZOLL."

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                      PAID BY ZOLL
                                                              ----------------------------
                                                              NO EXERCISE    FULL EXERCISE
                                                              -----------    -------------
Per share...................................................   $               $
Total.......................................................   $               $

     In connection with this offering Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids for or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     In addition, in connection with this offering, the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

     We estimate that the total expenses, excluding underwriting discounts and commissions, of this offering will be $700,000.

     We have agreed to indemnify the underwriters against liabilities to which they may become subject, including liabilities that may arise under the Securities Act of 1933, the Securities Exchange Act of 1934 or other federal or state statutory law or regulation, at common law or otherwise or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     The validity of the common stock offered in this prospectus will be passed upon for Zoll by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Other legal matters in connection with this offering will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our supplemental combined financial statements at September 26, 1998 and October 2, 1999, and for each of the three years in the period ended October 2, 1999, as set forth in their report which is included in this prospectus and elsewhere in the registration statement. Ernst & Young LLP have also audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended October 2, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. We have both included our supplemental combined financial statements and incorporated by reference our consolidated financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can also access copies of such material electronically on the SEC's home page on the World Wide Web at http://www.sec.gov.

     This prospectus is part of a registration statement (Registration No.
333-               ) we filed with the SEC. The SEC permits us to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the following documents filed by us with the SEC (File No. 000-20225). We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus until the termination of this offering:

     1. Our Annual Report on Form 10-K for the fiscal year ended October 2,
        1999.

     2. Our Proxy Statement dated January 10, 2000 filed in connection with our Annual Meeting of Shareholders to be held on February 8, 2000.

     3. The description of our common stock which is contained in our registration statement on Form 8-A filed under the Exchange Act on May 15, 1992, including any amendments or reports filed for the purpose of updating such description.

     If you request a copy of any or all of the documents incorporated by reference, we will send to you the copies requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to: Zoll Medical Corporation, 32 Second Avenue, Burlington, Massachusetts 01803, Attention: Chief Financial Officer. Our telephone number is (781) 229-0020.

                            ZOLL MEDICAL CORPORATION

                   SUPPLEMENTAL COMBINED FINANCIAL STATEMENTS
                                OCTOBER 2, 1999

                                    CONTENTS

Report of Independent Auditors..............................  F-2
Supplemental Combined Balance Sheets........................  F-3
Supplemental Combined Income Statements.....................  F-4
Supplemental Combined Statements of Stockholders' Equity....  F-5
Supplemental Combined Statements of Cash Flows..............  F-6
Notes to Supplemental Combined Financial Statements.........  F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
ZOLL Medical Corporation

     We have audited the supplemental combined balance sheets of ZOLL Medical Corporation as of October 2, 1999 and September 26, 1998 and the related supplemental combined statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 2, 1999. The supplemental combined financial statements give retroactive effect to the merger of ZOLL Medical Corporation and Pinpoint Technologies, Inc. on October 15, 1999, which has been accounted for using the pooling of interests method as described in the notes to the supplemental combined financial statements. These supplemental combined financial statements are the responsibility of the management of ZOLL Medical Corporation. Our responsibility is to express an opinion on these supplemental financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits, the supplemental combined financial statements referred to above present fairly, in all material respects, the combined financial position of ZOLL Medical Corporation at October 2, 1999 and September 26, 1998, and the combined results of its operations and its cash flows for each of the three years in the period ended October 2, 1999, after giving retroactive effect to the merger of Pinpoint Technologies, Inc., as described in the notes to the supplemental combined financial statements, in conformity with accounting principles generally accepted in the United States.

                                            ERNST & YOUNG LLP

Boston, Massachusetts
November 12, 1999

                            ZOLL MEDICAL CORPORATION

                      SUPPLEMENTAL COMBINED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              SEPTEMBER 26,    OCTOBER 2,
                                                                  1998            1999
                                                              -------------    ----------
ASSETS
Current assets:
  Cash and cash equivalents.................................     $ 5,521        $ 1,821
  Accounts receivable, less allowance of $940 at September
     30, 1998 and $2,096 at October 2, 1999.................      14,630         25,464
  Inventories:
     Raw materials..........................................       3,990          5,332
     Work-in-process........................................       1,735          2,623
     Finished goods.........................................       3,680          5,241
                                                                 -------        -------
                                                                   9,405         13,196
  Prepaid expenses and other current assets.................       3,257          2,296
                                                                 -------        -------
Total current assets........................................      32,813         42,777
Property and equipment at cost:
  Land and building.........................................       1,032          3,432
  Machinery and equipment...................................      12,791         15,382
  Construction in progress..................................       1,162            477
  Tooling...................................................       2,225          2,695
  Furniture and fixtures....................................         712            883
  Leasehold improvements....................................         737            737
                                                                 -------        -------
                                                                  18,659         23,606
Less accumulated depreciation...............................       8,187         10,875
                                                                 -------        -------
Net property and equipment..................................      10,472         12,731
Other assets, net of accumulated amortization of $496 at
  September 26, 1998 and $711 at October 2, 1999............       3,371          4,179
                                                                 -------        -------
                                                                 $46,656        $59,687
                                                                 =======        =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................     $ 2,902        $ 8,404
  Accrued expenses and other liabilities....................       7,724          6,958
  Current maturities of long-term debt......................         116            164
  Deferred revenue..........................................         393            523
                                                                 -------        -------
Total current liabilities...................................      11,135         16,049
Deferred income taxes.......................................         288            347
Long-term debt..............................................         446          2,069
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.01 par value, authorized 1,000 shares,
     none issued and outstanding............................          --             --
  Common stock, $.02 par value, authorized 19,000 shares,
     6,602 and 6,772 issued and outstanding at September 26,
     1998 and October 2, 1999 respectively..................         132            136
  Capital in excess of par value............................      20,683         22,439
  Retained earnings.........................................      13,972         18,647
                                                                 -------        -------
Total stockholders' equity..................................      34,787         41,222
                                                                 -------        -------
                                                                 $46,656        $59,687
                                                                 =======        =======

            See notes to supplemental combined financial statements.

                            ZOLL MEDICAL CORPORATION

                    SUPPLEMENTAL COMBINED INCOME STATEMENTS

                                                                          YEAR ENDED
                                                         --------------------------------------------
                                                         SEPTEMBER 27,    SEPTEMBER 26,    OCTOBER 2,
                                                             1997             1998            1999
                                                         -------------    -------------    ----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales..............................................     $57,833          $57,520        $78,682
Cost of goods sold.....................................      25,372           24,268         32,486
                                                            -------          -------        -------
Gross profit...........................................      32,461           33,252         46,196
Expenses:
  Selling and marketing................................      18,484           20,152         24,364
  General and administrative...........................       6,749            6,239          7,422
  Research and development.............................       6,430            6,583          6,916
                                                            -------          -------        -------
Total expenses.........................................      31,663           32,974         38,702
                                                            -------          -------        -------
Income from operations.................................         798              278          7,494
Investment income......................................         432              487            124
Interest expense.......................................          77               74            169
                                                            -------          -------        -------
Income before income taxes.............................       1,153              691          7,449
Provision for income taxes.............................         266               18          2,010
                                                            -------          -------        -------
Net income.............................................     $   887          $   673        $ 5,439
                                                            =======          =======        =======
Basic earnings per common share........................     $  0.13          $  0.10        $  0.82
                                                            =======          =======        =======
Weighted average common shares outstanding.............       6,602            6,602          6,656
Diluted earnings per common and equivalent share.......     $  0.13          $  0.10        $  0.79
                                                            =======          =======        =======
Weighted average common and equivalent shares
  outstanding..........................................       6,650            6,647          6,893

UNAUDITED PRO FORMA INFORMATION (NOTE B):

Combined income before income taxes.........................  $  7,449
  Pro forma incremental operating costs.....................       272
                                                              --------
  Pro forma income before income taxes......................     7,177
  Pro forma provision for income taxes......................     2,402
                                                              --------
  Pro forma net income......................................  $  4,775
                                                              ========
  Pro forma diluted earnings per share......................  $   0.69
                                                              ========

            See notes to supplemental combined financial statements.

                            ZOLL MEDICAL CORPORATION

            SUPPLEMENTAL COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                               CAPITAL IN                  TOTAL
                                             COMMON            EXCESS OF    RETAINED   STOCKHOLDERS'
                                             SHARES   AMOUNT   PAR VALUE    EARNINGS      EQUITY
                                             ------   ------   ----------   --------   -------------
                                                                 (IN THOUSANDS)
BALANCE AT SEPTEMBER 28, 1996..............  6,543     $131     $20,533     $12,950       $33,614
Exercise of stock options..................     18                   59                        59
  Tax benefit realized upon exercise of
     stock options.........................                          43                        43
  Distributions by Pinpoint Technologies,
     Inc...................................                                    (140)         (140)
  Net income...............................                                     887           887
                                             -----     ----     -------     -------       -------
BALANCE AT SEPTEMBER 27, 1997..............  6,561      131      20,635      13,697        34,463
  Issuance of common stock by Pinpoint
     Technologies, Inc. (See Note A).......     41        1          48                        49
  Adjustments to conform pooled companies
     fiscal year-ends......................                                    (140)         (140)
  Distributions by Pinpoint Technologies,
     Inc...................................                                    (258)         (258)
  Net income...............................                                     673           673
                                             -----     ----     -------     -------       -------
BALANCE AT SEPTEMBER 26, 1998..............  6,602      132      20,683      13,972        34,787
  Exercise of stock options................    147        3       1,129                     1,132
  Tax benefit realized upon exercise of
     stock options.........................                         628                       628
  Initial capitalization of Pinpoint
     Property Management, LLC (See Note
     A)....................................     23        1          (1)                       --
  Contributions by Pinpoint Technologies,
     Inc. shareholders.....................                                     550           550
  Distribution by Pinpoint Technologies,
     Inc...................................                                  (1,314)       (1,314)
  Net income...............................                                   5,439         5,439
                                             -----     ----     -------     -------       -------
BALANCE AT OCTOBER 2, 1999.................  6,772     $136     $22,439     $18,647       $41,222
                                             =====     ====     =======     =======       =======

            See notes to supplemental combined financial statements.

                            ZOLL MEDICAL CORPORATION

                 SUPPLEMENTAL COMBINED STATEMENTS OF CASH FLOWS

                                                                           YEAR ENDED
                                                           -------------------------------------------
                                                           SEPTEMBER 27,    SEPTEMBER 26,   OCTOBER 2,
                                                               1997             1998           1999
                                                           -------------    -------------   ----------
                                                                         (IN THOUSANDS)
Operating activities:
Net income.............................................       $   887          $   673       $  5,439
Charges not affecting cash:
  Depreciation and amortization........................         1,418            1,478          3,035
  Issuance of common stock for services................            --               49          1,294
  Accounts receivable allowances.......................           361              243             --
  Inventory reserve....................................           318               53            129
  Provision for warranty expense.......................           275              (43)           180
  Deferred income taxes................................          (898)             188           (339)
  In-process research and development..................         1,000               --             --
Changes in current assets and liabilities:
  Accounts receivable..................................         1,102              114        (12,129)
  Inventories..........................................          (408)          (1,982)        (3,920)
  Prepaid expenses and other current assets............           (23)          (1,715)         1,358
  Accounts payable and accrued expenses................         1,739            1,133          4,556
  Deferred revenue.....................................           116               79            130
                                                              -------          -------       --------
Cash provided by (used for) operating activities.......         5,887              270           (267)

Investing activities:
  Additions to property and equipment..................        (1,801)          (4,493)        (2,930)
  Investment in marketable securities..................        (2,575)          (2,675)          (419)
  Redemption of marketable securities..................         5,262            2,953            419
  Other assets.........................................          (166)             (62)        (1,002)
  Acquisition of assets from Westech Information
     Systems, Inc......................................        (1,558)              (3)            --
                                                              -------          -------       --------
Cash used for investing activities.....................          (838)          (4,280)        (3,932)

Financing activities:
  Exercise of stock options, including income tax
     benefits..........................................           102               --          1,760
  Distributions to stockholders........................          (140)            (258)        (1,314)
  Contributions from stockholders......................            --               --            550
  Repayment of long-term debt..........................          (160)            (127)          (497)
                                                              -------          -------       --------
Cash provided by (used for) financing activities.......          (198)            (385)           499
                                                              -------          -------       --------

Net increase (decrease) in cash........................         4,851           (4,395)        (3,700)
Cash and cash equivalents at beginning of year(1)......         5,107            9,916          5,521
                                                              -------          -------       --------
Cash and cash equivalents at end of year...............       $ 9,958          $ 5,521       $  1,821
                                                              =======          =======       ========

---------------
(1) Pinpoint Technologies, Inc.'s December 31 year-end was changed to conform with ZOLL Medical Corporation's September 26, 1998 year-end (see Note A)

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year:
  Income taxes.........................................   $    551        $ 1,002          $   555
  Interest.............................................         77             74              169
Non-cash transaction:
  Long-term debt incurred in purchase of assets........                                    $ 1,800

            See notes to supplemental combined financial statements.

                            ZOLL MEDICAL CORPORATION

              NOTES TO SUPPLEMENTAL COMBINED FINANCIAL STATEMENTS

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

     Description of Business: ZOLL Medical Corporation (the Company) designs, manufactures and markets an integrated line of proprietary, non-invasive cardiac resuscitation devices and disposable electrodes. The Company's products are used for the emergency resuscitation of cardiac arrest victims. The Company also designs and markets software, which automates collection and management of both clinical and non-clinical data for emergency medical service providers.

     Basis of Presentation: On October 15, 1999, the Company acquired Pinpoint Technologies, Inc. and Pinpoint Property Management LLC (Pinpoint individually and collectively) in a business combination accounted for as a pooling of interests. Pinpoint, which creates, develops and manufactures advanced information technology software, exclusively focused on the emergency medical services (EMS)market, became a wholly owned subsidiary of the Company through the exchange of approximately 433,000 shares of the company's common stock for all of the outstanding stock of Pinpoint. In January 1999, Pinpoint distributed cash to the stockholders of Pinpoint. All of the cash distributed was contributed to newly formed Pinpoint Property Management LLC, and used to fund the equity needed to acquire an office building (See Note G). The accompanying supplemental combined financial statements are based on the assumption that the companies were combined for all periods presented, and financial statements of prior years have been restated to give effect to the combination. Prior to the combination, Pinpoint had a December 31 fiscal year end. Subsequent to the combination Pinpoint changed its year-end to the Saturday closest to September 30, to conform with that of the Company. The accompanying supplemental combined financial statements reflect the combined historical results of the Company for the periods ended September 27, 1997, September 26, 1998 and October 2, 1999, and the results of Pinpoint for December 31, 1997, September 26, 1998, and October 2, 1999. An adjustment for $140,000 was reflected in the Combined Statements of Stockholders' Equity to eliminate the effect of including Pinpoint's results of operations for the three months ended December 31, 1997, in both the years ended September 27, 1997 and September 26, 1998. These supplemental financial statements are supplemental to, rather than in place of the historical financial statements. The supplemental combined financial statements will become the historical financial statements upon issuance of the interim financial statements of the Company for the quarter ended January 1, 2000.

     Principles of Consolidation: The supplemental combined financial statements include the accounts of the Company and its wholly owned subsidiaries and Pinpoint Technologies, Inc. and Pinpoint Property Management LLC. All significant intercompany accounts and transactions have been eliminated.

     Fiscal Year: The Company's fiscal year ends on the Saturday closest to September 30. The year ended October 2, 1999 included 53 weeks and the years ended September 26, 1998 and September 27, 1997 included 52 weeks.

     Cash and Cash Equivalents: The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. Substantially all cash and cash equivalents are invested in a money market investment account. These amounts are stated at cost which approximates market.

     Inventories: Inventories, principally purchased parts, are valued at the lower of first-in, first-out (FIFO) cost or market. Market is replacement value for raw materials and net realizable value, after allowance for estimated costs of completion and disposal, for work-in-process and finished goods.

     Intangible Assets: Patents and software are stated at cost and amortized using the straight-line method. The excess of cost over fair value of the net assets acquired is amortized on a straight-line basis over 15 years. Prepaid license fees are amortized over the term of the related contract, once commercialization of the related product begins.

                            ZOLL MEDICAL CORPORATION

     Property and Equipment: Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated economic useful lives of the assets (forty years for buildings, three to ten years for machinery and equipment, and five to seven years for tooling and furniture and fixtures). Leasehold improvements and equipment under capital leases are being amortized over the life of the lease.

     Revenue Recognition: Revenue from product sales is recognized upon shipment of the product and recorded net of estimated returns. The Company licenses software under the non-cancelable license agreements and provides services including training, installation, consulting and maintenance, consisting of product support services and periodic updates. Revenue from the sale of software is recognized in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, Software Revenue Recognition. License fee revenues are generally recognized when a non-cancelable license agreement has been signed, the software product has been shipped, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable, and collection is considered probable. For customer license agreements, which meet these recognition criteria, the portion of the fees related to software licenses will generally be recognized in the current period, while the portion of the fees related to services is recognized as the services are performed. The Company allocates a portion of contractual license fees to post-contract support activities covered under the contract including first year maintenance, installation assistance and limited training services. In addition, the Company also allocates a portion of the contractual license fees to future unspecified upgrade rights. Revenues from maintenance agreements and upgrade rights are recognized ratably over a three month period, and a one year period, respectively.

     Advertising Costs: Advertising costs are expensed as incurred and totaled $381,000, $409,000 and $481,000 in 1997, 1998 and 1999, respectively.

     Product Warranty: Expected future product warranty costs, included in accrued expenses and other liabilities, are recognized at the time of sale for all products covered under warranty. Warranty periods range from one to five years.

     Foreign Currency: The financial position and results of operations of the Company's foreign subsidiaries are measured using the U.S. dollar as the functional currency. All material translation and transaction gains and losses are recorded in the income statement.

     Earnings Per Share: In 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share," which requires the presentation of basic and diluted earnings per share amounts. All periods presented have been restated to reflect adoption of this statement.

     The shares used for basic earnings per common share and diluted earnings per common share are reconciled as follows (in thousands):

                                                              1997     1998     1999
                                                              -----    -----    -----
Average shares outstanding for basic earnings per share.....  6,602    6,602    6,656
Dilutive effect of stock options............................     48       45      237
                                                              -----    -----    -----
Average shares outstanding for diluted earnings per share...  6,650    6,647    6,893
                                                              =====    =====    =====

     Reclassifications: Certain reclassifications have been made to the prior years' combined financial statements to conform to the 1998 presentation.

     Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the

                            ZOLL MEDICAL CORPORATION
financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Stock Option Plans: The Company accounts for its stock compensation awards under the provisions of APB No. 25, "Accounting for Stock Issued to Employees," and will continue to do so in the future.

     Segment Reporting: Effective October 2, 1999, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" (SFAS 131). This statement supersedes Statement No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for disclosures about products and services, geographic areas and major customers. The adoption of SFAS 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. See Note N.

     Comprehensive Income: In June 1997, the Financial Accounting Standards Board issued Statement of Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting and displaying comprehensive income. Comprehensive income is equal to net income for each fiscal year presented.

     Recent Accounting Pronouncements: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities," which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS 133 is effective for years beginning after June 15, 2000 and is not anticipated to have a material effect on the Company's financial statements when adopted.

NOTE B -- MERGER:

     Summarized results of operations of the separate companies for the preceding three years are as follows (in thousands):

                                                         ZOLL      PINPOINT    COMBINED
                                                        -------    --------    --------
Year ended September 27, 1997
  Net sales...........................................  $56,336     $1,497     $57,833
  Net income..........................................      515        372         887
Year ended September 26, 1998
  Net sales...........................................  $55,080     $2,440     $57,520
  Net income..........................................       43        630         673
Year ended October 2, 1999
  Net sales...........................................  $73,977     $4,705     $78,682
  Net income..........................................    4,081      1,358       5,439

     Sales and net income of $579,000 and $140,000, respectively, for the quarter ended December 31, 1997 were included in the years ended September 27, 1997 and September 26, 1998.

     The following unaudited pro forma information has been prepared assuming Pinpoint had been acquired as of the beginning of the periods presented. The pro forma information is presented for informational purposes only and is not necessarily indicative of what would have occurred if the acquisition had been made as of those dates. In addition, the pro forma information is not intended to be a projection

                            ZOLL MEDICAL CORPORATION
of future results and does not reflect synergies expected to result from the integration of Pinpoint and the Company's Westech business.

     The pro forma income tax adjustment assumes Pinpoint was a taxable entity subject to tax at ZOLL's incremental tax rate for the periods presented. The pro forma operating costs are expected to be incurred as a result of the merger.

                                                              1997    1998     1999
                                                              ----    ----    ------
                                                                  (IN THOUSANDS)
Combined net income.........................................  $887    $673    $5,439
Pro forma income tax adjustment on Pinpoint's S Corporation
earnings....................................................   149     248       392
Pro forma incremental operating costs.......................    --      --       272
                                                              ----    ----    ------
Pro forma net income........................................  $738    $425    $4,775
                                                              ====    ====    ======

NOTE C -- INVESTMENTS

     During 1996, the Company invested $2 million in the common stock of Lifecor, Inc., which represents approximately 6% of Lifecor's outstanding common stock. The Company accounts for this investment at cost, which approximates market. This investment is included in other assets on the balance sheet.

NOTE D -- PREPAID EXPENSES AND OTHER CURRENT ASSETS

     Current assets consisted of:

                                                              SEPTEMBER 26,    OCTOBER 2,
                                                                  1998            1999
                                                              -------------    ----------
                                                                    (IN THOUSANDS)
Deferred income taxes.......................................     $1,124          $1,522
Insurance proceeds receivable -- See Note L.................      1,674              --
Other.......................................................        459             774
                                                                 ------          ------
Total prepaid expenses and other current assets.............     $3,257          $2,296
                                                                 ======          ======

NOTE E -- STOCKHOLDERS' EQUITY

     Preferred Stock: The Board of Directors is authorized to fix the designations, relative rights, preferences and limitations on the Preferred Stock at the time of issuance.

     On June 8, 1998, the Company's Board of Directors adopted a Shareholder Rights Plan. In connection with the Shareholder Rights Plan, the Board of Directors declared a dividend distribution of one Preferred Stock purchase right for each outstanding share of Common Stock to stockholders of record as of the close of business day on June 9, 1998. Initially, these rights will not be exercisable and will trade with the shares of the Company's Common Stock. Under the Shareholder Rights Plan, the rights generally become exercisable if a person becomes an "acquiring person" by acquiring 15% or more of the Common Stock of the Company, if a person who owns 10% or more of the Common Stock of the Company is determined to be an "adverse person" by the Board of Directors or if a person commences a tender offer that would result in that person owning 15% or more of the Common Stock of the Company. Under the Shareholder Rights Plan, a shareholder of the Company who beneficially owns 15% or more of the Company's Common Stock as of June 9, 1998 generally will be deemed an "acquiring person" if such shareholder acquires additional shares of the Company's Common Stock. In the event that a person

                            ZOLL MEDICAL CORPORATION
becomes an "acquiring person" or is declared an "adverse person" by the Board, each holder of a right (other than the acquiring person or the adverse person) would be entitled to acquire such number of shares of Preferred Stock which are equivalent to the Company's Common Stock having a value of twice the then-current exercise price of the right. If the Company is acquired in a merger or other business combination transaction after any such event, each holder of a right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company's common stock having a value twice the exercise price of the right.

     Stock Purchase Rights: On September 25, 1995, Pinpoint granted an employee stock purchase rights which entitled the employee to obtain 3% of the then existing shares at a nominal price. The stock purchase rights vest 25% at the end of one year of employment, another 25% vesting over the next three years, and the remaining 50% vesting over the next six years. The rights to purchase 12,650 shares of common stock automatically vested upon the acquisition of Pinpoint. As of October 2, 1999, none of the stock purchase rights had been exercised.

     Stock Option Plans: The Company's 1983 and 1992 stock option plans provide for the granting of options to officers and other key employees to purchase the Company's Common Stock at a purchase price, in the case of incentive stock options, at least equal to the fair market value per share of the outstanding Common Stock of the Company at the time the option is granted, as determined by the Compensation Committee of the Board of Directors. Options are no longer granted under the 1983 plan. The options become exercisable ratably over two or four years and have maximum duration of 10 years. The Company's Non-employee Director Stock Option Plan provides for the granting of options to purchase shares of Common Stock to Directors of the Company who are not also employees of the Company or any subsidiary of the Company. The options vest in four equal annual installments over a four year period. The options may be exercised at a price equal to the fair market value of the Common Stock on the date the option is granted.

     The number of shares authorized for these plans was 2,210,000. Approximately 1,208,000 shares of Common Stock are reserved for issuance under the Company's stock option plans as of October 2, 1999.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized with respect to the Company's stock option grants. Had compensation cost for this plan been determined based on the fair value methodology prescribed by FAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below.

                                                               1997        1998        1999
                                                             --------    --------    ---------
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                           DATA)
Net income -- as reported..................................   $ 887       $ 673       $5,439
Net income -- pro forma....................................     641         313        4,956
Basic earnings per common and equivalent share-as
  reported.................................................   $0.13       $0.10       $ 0.82
Diluted earnings per common and equivalent share-as
  reported.................................................   $0.13       $0.10       $ 0.79
Basic earnings per common and equivalent share-pro forma...   $0.10       $0.05       $ 0.74
Diluted earnings per common and equivalent share-pro
  forma....................................................   $0.10       $0.05       $ 0.72

     The above pro forma amounts may not be representative of the effects on reported net earnings for future years. The fair value of each option grant is estimated on the date of the grant using the Black-

                            ZOLL MEDICAL CORPORATION

Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999 and 1998:

                                                           1997       1998       1999
                                                          -------    -------    -------
Dividend yield..........................................       0%         0%         0%
Expected volatility.....................................    4.84%      6.48%      6.56%
Risk-free interest rate.................................    5.98%      4.53%      5.11%
Expected lives..........................................  5 years    5 years    5 years

     Activity as to stock options under the two plans is as follows:

                                                     1997                 1998                 1999
                                              ------------------   ------------------   ------------------
                                                       WEIGHTED-            WEIGHTED-            WEIGHTED-
                                                        AVERAGE              AVERAGE              AVERAGE
                                                       EXERCISE             EXERCISE             EXERCISE
                                              SHARES     PRICE     SHARES     PRICE     SHARES     PRICE
                                              ------   ---------   ------   ---------   ------   ---------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Outstanding at beginning of year............    731     $11.19      793      $11.02       909     $ 7.23
Granted during the year.....................     86       9.76      214        7.08       253      10.11
Exercised during the year...................    (18)      3.43       --          --      (147)      7.70
Cancelled during the year...................     (6)     12.55      (98)       9.05      (149)      6.06
                                               ----     ------      ---      ------      ----     ------
Outstanding at end of year..................    793     $11.02      909      $ 7.23       866     $ 7.98
                                               ----     ------      ---      ------      ----     ------
Available for grant at end of year..........    161                 145                   341
                                               ----                 ---                  ----
Weighted-average fair value of options
  granted during the year...................            $ 4.48               $ 4.12               $ 6.83
Weighted-average exercise price of options
  exercisable at end of year................            $10.08               $ 7.20               $ 7.14

     The following table summarizes information about stock options outstanding at October 2, 1999.

                                          OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                         -----------------------------------------------------   ----------------------------------
                             NUMBER        WEIGHTED-AVERAGE                          NUMBER
                         OUTSTANDING AT       REMAINING       WEIGHTED-AVERAGE   EXERCISABLE AT    WEIGHTED-AVERAGE
RANGE OF EXERCISE PRICE  OCTOBER 2, 1999   CONTRACTUAL LIFE    EXERCISE PRICE    OCTOBER 2, 1999    EXERCISE PRICE
-----------------------  ---------------   ----------------   ----------------   ---------------   ----------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
$3.687 - $6.875                429            7.54 Years           $ 6.54              142              $5.89
$7.000 - $8.750                248            7.76 Years             8.27               95               8.50
$9.000 - $10.000                72            7.92 Years             9.60               18               9.77
$10.750 - $12.313              117            9.66 Years            11.70               --                 --
                               ---                                                     ---
$3.687 - $12.313               866                                                     255
                               ===                                                     ===

     Under the Company's 1992 stock option plan, 417,850 options ranging in option price from $10.00 to $14.75 per share were repriced to $6.88 per share during 1998. This repricing was accomplished by canceling the existing options and issuing new options at new prices with vesting schedules recommencing as of the date of reprice. The purpose of this transaction was to restore the incentive effect of such options. In all other respects, the Plan remained unchanged.

                            ZOLL MEDICAL CORPORATION

NOTE F -- ACCRUED EXPENSES AND OTHER LIABILITIES

     Accrued liabilities consist of:

                                                              SEPTEMBER 26,    OCTOBER 2,
                                                                  1998            1999
                                                              -------------    ----------
                                                                    (IN THOUSANDS)
Accrued salaries and wages and related expenses.............     $3,375          $2,588
Accrued warranty expense....................................        953           1,133
Accrued income taxes........................................         --           1,164
Accrued shareholder litigation settlement cost -- see Note
  L.........................................................      1,400              --
Other accrued expenses......................................      1,996           2,073
                                                                 ------          ------
Total accrued expenses and other liabilities................     $7,724          $6,958
                                                                 ======          ======

NOTE G -- INDEBTEDNESS

     The Company maintains an unsecured working capital line of credit with its bank. This line of credit bears interest at the bank's base rate (8.5% at October 2, 1999 and September 26, 1998). The full amount of the line ($6.0 million) was available to the Company at October 2, 1999. On November 5, 1999, the Company increased its line of credit to $12.0 million.

     In 1994, the Company purchased land and building, which replaced leased operating facilities, for $900,000. The land and building are mortgaged under a $900,000 bank note bearing interest at 8.2%. The carrying value of the land and building at September 26, 1998 and October 2, 1999 amounted to $948,000 and $915,000, respectively. The mortgage requires equal monthly principal payments of $7,500 plus interest over seven years, with a final payment of $270,000 due in July 2001. The carrying amount of the long-term debt approximates the fair value. The mortgage contains various covenants including minimum levels of net worth, working capital and pre-tax earnings. The Company is in compliance with all covenants of the agreement. As of October 2, 1999 the outstanding balance of the note amounted to approximately $442,000.

     Also, included in long-term debt is a promissory note (the Note) entered into in March 1999 by Pinpoint in order to acquire an office building. The Note bears interest at 7.95% per annum, is due in monthly installments of approximately $18,000 with final payment due March 2014. As of October 2, 1999 the outstanding balance of the Note amounted to approximately $1,791,000.

     Long-term debt consisted of:

                                                              SEPTEMBER 26,    OCTOBER 2,
                                                                  1998            1999
                                                              -------------    ----------
                                                                    (IN THOUSANDS)
Mortgage note payable.......................................      $533           $2,233
Capital lease obligations...................................        29               --
                                                                  ----           ------
Total long-term debt........................................       562            2,233
Less current portion........................................       116              164
                                                                  ----           ------
                                                                  $446           $2,069
                                                                  ====           ======

                            ZOLL MEDICAL CORPORATION

     The schedule of principal payments on long term debt is as follows:

2000................................................  $  164
2001................................................     435
2002................................................      90
2003................................................      98
2004................................................     106
Thereafter..........................................   1,340
                                                      ------
                                                      $2,233
                                                      ======

NOTE H -- INCOME TAXES

     The provision for income taxes consists of the following:

                                                            1997     1998      1999
                                                            -----    -----    ------
                                                                 (IN THOUSANDS)
Federal:
Current...................................................  $ 942    $(277)   $1,941
  Deferred................................................   (722)     194       (58)
                                                            -----    -----    ------
                                                              220      (83)    1,883
State:
  Current.................................................    222      107       370
  Deferred................................................   (176)      (6)      (18)
                                                            -----    -----    ------
                                                               46      101       352
Foreign:
  Current.................................................     --       --        37
  Deferred................................................     --       --      (262)
                                                            -----    -----    ------
                                                               --       --      (225)
                                                            -----    -----    ------
                                                            $ 266    $  18    $2,010
                                                            =====    =====    ======

     The following table shows income before income taxes:

                                                             1997     1998      1999
                                                            ------    -----    ------
                                                                 (IN THOUSANDS)
Domestic..................................................  $1,137    $ 821    $6,479
Foreign...................................................      16     (130)      970
                                                            ------    -----    ------
                                                            $1,153    $ 691    $7,449
                                                            ======    =====    ======

                            ZOLL MEDICAL CORPORATION

     The income taxes recorded differed from the statutory federal income tax rate due to:

                                                              1997    1998     1999
                                                              ----    ----    ------
                                                                  (IN THOUSANDS)
Statutory income taxes......................................  $265    $ 21    $2,132
Tax credits, federal and state..............................    --      --       (48)
State income taxes, net of federal benefit..................    31      32       229
Unbenefitted (benefitted) foreign losses....................    13      --      (262)
Permanent differences.......................................   (20)     35        35
Other.......................................................   (23)    (70)      (76)
                                                              ----    ----    ------
                                                              $266    $ 18    $2,010
                                                              ====    ====    ======

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The valuation allowance decreased $262,000 as a result of the utilization of foreign net operating losses.

     Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                              SEPTEMBER 26,    OCTOBER 2,
                                                                  1998            1999
                                                              -------------    ----------
                                                                    (IN THOUSANDS)
Deferred tax assets:
Accounts receivable and inventory...........................     $  625          $  999
  Net operating loss carryforwards..........................        365              68
  Product warranty accruals.................................        373             408
  Purchased research and development........................        336             297
  Other liabilities.........................................        379             258
  Valuation allowance for deferred tax assets...............       (262)             --
                                                                 ------          ------
     Total deferred tax assets..............................      1,816           2,030
Deferred tax liabilities:
  Accelerated tax depreciation..............................        731             712
  Prepaid expenses..........................................        248             143
                                                                 ------          ------
     Total deferred tax liabilities.........................        979             855
                                                                 ------          ------
     Net deferred tax asset.................................     $  837          $1,175
                                                                 ======          ======

     Prior to the merger Pinpoint elected to be taxed under the Subchapter S provisions of the Internal Revenue Code. Accordingly, Pinpoint's income or loss is included in the stockholders' individual income tax returns.

                            ZOLL MEDICAL CORPORATION

NOTE I -- LEASES

     The Company leases certain office and manufacturing space under operating leases. Listed below are the future minimum rental payments required under operating leases with non-cancelable terms in excess of one year at October 2, 1999.

                                                 (IN THOUSANDS)
2000...........................................      $  414
2001...........................................         371
2002...........................................         353
2003...........................................         281
                                                     ------
                                                     $1,419
                                                     ======

     Pinpoint is obligated under a lease agreement for formerly occupied facilities under a lease, which expires February 1, 2000. The lease provides for the Company to pay an annual base rent plus expenses, totaling approximately $43,000, which increases each year as determined by the Consumer Price Index. Effective March 11, 1999, the Company subleased this space to an unrelated company on a full-cost pass-through basis, whereby the sublease tenant pays the landlord directly. The Company remains obligated on the lease payments to the extent that the sublease tenant defaults on its payments.

     The Company's office leases are subject to adjustments based on actual floor space occupied. The leases also require payment of real estate taxes and operating costs. In addition to the office leases, the Company leases automobiles for business use by a portion of the sales force. Total rental expense under operating leases for 1997, 1998 and 1999 was approximately $625,000, $728,000 and $907,000, respectively.

NOTE J -- EMPLOYEE BENEFIT PLAN

     Defined contribution retirement plan -- Zoll has a defined contribution retirement plan which contains a "401(k)" program for all employees with six months of service who have attained 21 years of age. The Company may make a discretionary contribution and an additional discretionary profit sharing contribution. The Company made a $100,000 contribution to the plan in fiscal 1997, 1998 and 1999.

     401(k) Salary Deferral Plan -- Beginning in 1998, Pinpoint has maintained a retirement savings plan (the Plan) pursuant to which eligible employees may defer compensation for income tax purposes under section 401(k) of the Internal Revenue Code of 1986. Participants in the Plan may contribute up to 15% of their eligible compensation which are matched by the Company at 50% of the employee contribution up to 6% of eligible compensation. The Company may make discretionary matching contributions to the Plan in an amount determined by its Board of Directors. The Company recorded expense related to the Plan of approximately $11,000 and $29,000 for the year ended September 26, 1998 and October 2, 1999, respectively.

NOTE K -- CONCENTRATION OF CREDIT RISK

     The Company sells its products primarily to hospitals, emergency care providers and universities. The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral.

     In addition, the Company sells its products to the international market. Although the Company does not foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of the national economies of the customer to which it sells. In order to hedge the risk of loss in geographical areas with historical credit risks, in some cases the Company requires letters of credit from its

                            ZOLL MEDICAL CORPORATION
foreign customers. Export sales accounted for 22%, 19% and 20% of the Company's total revenues in 1997, 1998 and 1999, respectively.

     The Company maintains reserves for potential trade receivable credit losses, and such losses have been within management's expectations.

     Certain materials and components used in the Company's devices and electrodes are purchased from various single sources. Although the Company believes that alternative sources of supply for such materials and components could be developed over a relatively short period of time, the failure to secure such alternative sources when needed could have a material adverse effect on the Company's business.

NOTE L -- CONTINGENCIES

     In the course of normal operations, the Company is involved in litigation arising from commercial disputes and claims from former employees which management believes will not have a material impact on the Company's financial position or its results of operations.

     During the quarter ended December 28, 1996, the Company incurred a charge of approximately $1,300,000 to cover the litigation costs to defend itself in a shareholder lawsuit initiated in 1994. On July 9, 1998, the Company announced an agreement in principle concerning the settlement of the lawsuit against it and certain officers. The settlement, amounting to $1,500,000, was approved by the court on October 5, 1998. There was no financial impact as a result of the settlement. Included in accrued expenses at September 26, 1998 is the unpaid settlement cost and remaining accrued legal fees related to the litigation. A similar amount due from the insurance company is included in other current assets at September 26, 1998. In November 1998, the Company received the insurance reimbursements for the claim and legal costs and paid the remaining settlement due to the shareholders.

NOTE M -- ACQUISITION

     On November 6, 1996, the Company acquired the assets of the mobile computing business of Westech Information Systems, Inc. for approximately $1,500,000 in cash. The acquisition was accounted for as a purchase and the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. The excess of the cost over the fair value of net assets acquired is being amortized over fifteen years. In connection with the acquisition, the Company incurred a non-recurring charge of $1,000,000 for acquired in-process research and development which was charged to operations because in management's opinion, technological feasibility for the acquired research and development had not been established. The Company's combined results of operations include the operations of the mobile computing business of Westech Information Systems, Inc. from November 1996.

     The following unaudited pro forma information for fiscal year 1997 shows the results of operations as if the transaction occurred at the beginning the year of acquisition (in thousands, except per share amounts):

Net sales...................................................  $57,935
Net income..................................................      876
Basic earnings per common share.............................  $  0.13
Diluted earnings per common and equivalent share............  $  0.13

     The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the purchase actually been made at the beginning of the respective periods and is not necessarily indicative of results that may be obtained in the future.

                            ZOLL MEDICAL CORPORATION

NOTE N -- SEGMENT AND GEOGRAPHIC INFORMATION

     Segment information: The Company reports revenue information to the chief operating decision maker for four operating segments, determined on the type of customer or product. These segments include the sale of cardiac resuscitation devices and accessories and data collection management software to the hospital market and to the prehospital market in North America, the sale of disposable/other products and the sale of cardiac resuscitation devices and accessories and disposable electrodes to the international market. Each of these segments has similar characteristics, manufacturing processes, distribution and marketing strategies, as well as a similar regulatory environment.

     In order to make operating and strategic decisions, the Company's chief operating decision maker evaluates revenue performance based on the worldwide revenues of each segment and, due to shared infrastructures, profitability based on an enterprise-wide basis. Net sales by segment were as follow:

                                                         1997       1998       1999
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Hospital Market -- North America devices..............  $21,562    $19,962    $30,868
Pre-hospital Market -- North America devices..........   12,721     14,914     19,115
Other -- North America................................   11,855     12,841     15,035
International Market -- excluding North America.......   11,695      9,803     13,664
                                                        -------    -------    -------
                                                        $57,833    $57,520    $78,682
                                                        =======    =======    =======

     The Company reports assets on a combined basis to the chief operating decision maker.

     Geographic information: Net sales by major geographical area, determined on the basis of destination of the goods, are as follow:

                                                         1997       1998       1999
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
United States.........................................  $45,523    $46,952    $63,838
Foreign...............................................   12,310     10,568     14,844
                                                        -------    -------    -------
                                                        $57,833    $57,520    $78,682
                                                        =======    =======    =======

     In each of the years in the three year period ended October 2, 1999, no single customer represented over 10% of the Company's combined net sales.

NOTE O -- QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly financial data for 1998 and 1999 is as follows:

                                                                   QUARTER ENDED
                                               ------------------------------------------------------
                                               DECEMBER 27,    MARCH 29,    JUNE 28,    SEPTEMBER 27,
                                                   1997          1998         1998          1998
                                               ------------    ---------    --------    -------------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
1998
Net sales....................................    $13,019        $14,354     $13,326        $16,821
Gross profit.................................      7,447          8,450       7,706          9,649
Income (loss) from operations................        273            734      (1,148)           419
Net income (loss)............................        305            743        (730)           355
Basic earnings (loss) per common share.......    $  0.05        $  0.12     $ (0.12)       $  0.06
Diluted earnings (loss) per common and
  equivalent share...........................    $  0.05        $  0.11     $ (0.11)       $  0.05

                            ZOLL MEDICAL CORPORATION

                                                                     QUARTER ENDED
                                                    -----------------------------------------------
                                                    JANUARY 2,    APRIL 3,    JULY 3,    OCTOBER 2,
                                                       1999         1999       1999         1999
                                                    ----------    --------    -------    ----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
1999
Net sales.........................................   $16,056      $17,941     $20,813     $23,872
Gross profit......................................     9,524       10,502      12,314      13,856
Income from operations............................       876        1,283       2,073       3,262
Net income........................................       702          936       1,534       2,267
Basic earnings per common share...................      0.11         0.14        0.22        0.35
Diluted earnings per common and equivalent
  share...........................................      0.11         0.14        0.22        0.32

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                1,400,000 SHARES

                            ZOLL MEDICAL CORPORATION
                                  COMMON STOCK

                       ---------------------------------
                                   PROSPECTUS

                                JANUARY   , 2000
                       ---------------------------------

                              SALOMON SMITH BARNEY
                           U.S. BANCORP PIPER JAFFRAY
                          ADAMS, HARKNESS & HILL, INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth expenses payable by us in connection with the issuance and distribution of the securities being registered (all amounts except the registration fee are estimated):

Registration fee -- Securities and Exchange Commission......  $ 15,966
Accountants' fees and expenses..............................
Blue Sky fees and expenses..................................
Legal fees and expenses (other than Blue Sky)...............
Printing expenses...........................................
Nasdaq Listing Fee..........................................
Miscellaneous...............................................
                                                              --------
          TOTAL.............................................  $700,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our restated articles of organization provide that a director shall not have personal liability to us or our shareholders for monetary damages arising out of the director's breach of fiduciary duty as a director, provided, however, that such provision does not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Sections 61 or 62 of the Massachusetts Business Corporation Law dealing with liability for unauthorized distributions and loans to insiders, respectively, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment or repeal of our articles of organization shall adversely effect these provisions for acts occurring prior to such amendment.

     Our amended and restated by-laws further provide that we shall, except as limited by law, indemnify each person who is or was a director or officer of our company or who is or was a director or officer of our company and is serving, or shall have served, at our request, as director, officer, employee, trustee, partner or other agent of another organization or in any capacity with respect to any employee benefit plan of our company, against all expenses actually and reasonably incurred (including attorneys' fees and disbursements), judgments, awards, fines and penalties and reasonable amounts paid in settlement of a proceeding incurred by him or on his behalf in connection with, or arising out of, the defense or disposition of any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, in which he may be involved by reason of being or having been such a director or officer or as a result of service with respect to any such employee benefit plan. We shall not indemnify any director or officer who did not act in the good faith and reasonable belief that his actions were in the best interests of the company or, with respect to a criminal matter, that he did not have reasonable cause to believe that his conduct was lawful. Additionally, our by-laws provide that no indemnification shall be provided to a director or officer with respect to any proceeding by or in the right of the company or if it is determined that such party received an improper personal benefit, provided that expenses incurred in successfully defending an allegation of improper personal benefit may be paid by the company if approved by the Board of Directors. Section 67 of Chapter 156B of the Massachusetts General Laws authorizes a corporation to indemnify its directors, officers, employees and other agents unless such person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that such action was in the best interests of the corporation or, to the extent such matter is related to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

     The effect of these provisions would be to permit indemnification by us for, among other liabilities, liabilities arising out of the Securities Act of 1933, as amended.

     Section 67 of the Massachusetts Business Corporation Law also affords a Massachusetts corporation the power to obtain insurance on behalf of its directors and officers against liabilities incurred by them in those capacities. We have procured a directors' and officers' liability and company reimbursement liability insurance policy that (i) insures our directors and officers against losses (above a deductible amount) arising from certain claims made against them by reason of certain acts done or attempted by such directors or officers and
(ii) insures us against losses (above a deductible amount) arising from any such claims, but only if we are required or permitted to indemnify such directors or officers for such losses under statutory or common law or under provisions of our amended and restated articles of organization or amended and restated by-laws.

ITEM 16.  EXHIBITS.

1.1*   Form of underwriting agreement.
 4.1   Shareholders Rights Plan.(1)
 4.2   Specimen Certificate for Shares of Common Stock, $.02 per
       value per share, for Zoll Medical Corporation.(2)
 4.3   Restated Articles of Organization.(2)
 4.4   Amended and Restated By-laws.(2)
5.1*   Opinion of Goodwin, Procter & Hoar LLP as to the validity of the shares of common stock being offered.
21.1   Subsidiaries of Zoll Medical Corporation.
23.1*  Consent of Goodwin, Procter & Hoar LLP (included in Exhibit
       5.1 hereto).
23.2   Consent of Ernst & Young LLP.
24.1   Powers of Attorney (included on signature page hereof).

---------------
 *  To be filed by amendment.

(1) Incorporated by reference to Zoll Medical Corporation's Form 8-K filed with the Securities and Exchange Commission on June 11, 1998.

(2) Incorporated by reference to Zoll Medical Corporation's Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission on May 15, 1992 (Registration Statement No. 33-47937).

ITEM 17.  UNDERTAKINGS.

     (a) Zoll Medical Corporation hereby undertakes:

          (1) To file, during any period in which offers or sales are being made pursuant to this registration statement, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

    provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by Zoll Medical Corporation pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Zoll Medical Corporation hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Zoll Medical Corporation's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Zoll Medical Corporation pursuant to the foregoing provisions, or otherwise, Zoll Medical Corporation has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Zoll Medical Corporation of expenses incurred or paid by a director, officer or controlling person of Zoll Medical Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Zoll Medical Corporation will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (d) Zoll Medical Corporation hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Zoll Medical Corporation pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlington, The Commonwealth of Massachusetts on January 14, 2000.

                                          ZOLL MEDICAL CORPORATION

                                          By:     /s/ RICHARD A. PACKER
                                            ------------------------------------
                                              Richard A. Packer
                                              Chief Executive Officer and
                                              President

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of Zoll Medical Corporation hereby severally constitute Richard A. Packer and A. Ernest Whiton, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below any and all amendments (including post-effective amendments) to this registration statement (or to any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and generally to do all such things in our names and in our capacities as officers and directors to enable Zoll Medical Corporation to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE                                                       CAPACITY                     DATE
---------                                                       --------                     ----
               /s/ RICHARD A. PACKER                 Chief Executive Officer,          January 14, 2000
---------------------------------------------------  President and Director
                 Richard A. Packer                   (Principal Executive Officer)

               /s/ A. ERNEST WHITON                  Chief Financial Officer           January 14, 2000
---------------------------------------------------  (Principal Financial and
                 A. Ernest Whiton                    Accounting Officer)

               /s/ WILLARD M. BRIGHT                 Director                          January 14, 2000
---------------------------------------------------
                 Willard M. Bright

             /s/ THOMAS M. CLAFLIN, II               Director                          January 14, 2000
---------------------------------------------------
               Thomas M. Claflin, II

                /s/ JAMES W. BIONDI                  Director                          January 14, 2000
---------------------------------------------------
                  James W. Biondi

              /s/ M. STEPHEN HEILMAN                 Director                          January 14, 2000
---------------------------------------------------
                M. Stephen Heilman

               /s/ DANIEL M. MULVENA                 Director                          January 14, 2000
---------------------------------------------------
                 Daniel M. Mulvena

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  1.1*    Form of Underwriting Agreement.
  4.1     Shareholders Rights Plan.(1)
  4.2     Specimen Certificate for Shares of Common Stock, $.02 per
          value per share, for Zoll Medical Corporation.(2)
  4.3     Restated Articles of Organization.(2)
  4.4     Amended and Restated By-laws.(2)
  5.1*    Opinion of Goodwin, Procter & Hoar LLP as to the validity of the shares of common stock being offered.
 21.1     Subsidiaries of Zoll Medical Corporation.
 23.1*    Consent of Goodwin, Procter & Hoar LLP (included in Exhibit
          5.1 hereto).
 23.2     Consent of Ernst & Young LLP.
 24.1     Powers of Attorney (included on signature page hereof).

---------------
 *  To be filed by amendment.

(1) Incorporated by reference to Zoll Medical Corporation's Form 8-K filed with the Securities and Exchange Commission on June 11, 1998.

(2) Incorporated by reference to Zoll Medical Corporation's Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission on May, 15, 1992 (Registration Statement No. 33-47937).